2005 Annual Report

MISSISSIPPI POWER COMPANY

P.E.
12-31-05

[redacted]

MISSISSIPPI POWER

A SOUTHERN COMPANY

CONTENTS

Mississippi Power Company 2005 Annual Report

SUMMARY

	2005	2004	Percent Change
Financial Highlights *(in thousands)*:			
Operating revenues	**$969,733**	$910,326	6.5
Operating expenses	**$835,293**	$764,085	9.3
Net income after dividends on preferred stock	**$73,808**	$76,801	(3.9)
Property additions	**$158,084**	$72,066	119.4
Total assets	**$1,981,269**	$1,479,113	33.9
Operating Data:			
Kilowatt-hour sales *(in thousands)*:			
Retail	**8,741,412**	9,542,458	(8.4)
Sales for resale - non-affiliates	**4,811,250**	6,027,666	(20.2)
Sales for resale - affiliates	**896,361**	1,053,471	(14.9)
Total	**14,449,023**	16,623,595	(13.1)
Customers served at year-end	**173,660**	194,540	(10.7)
Peak-hour demand, net *(in megawatts)*	**2,493**	2,427	2.8
Capitalization Ratios *(percent)*:			
Common stock equity	**64.30**	63.70	
Preferred stock	**3.80**	3.80	
Long-term debt payable to affiliated trusts	**4.10**	4.20	
Long-term debt (excluding amounts due within one year)	**27.80**	28.30	
Return on Average Common Equity *(percent)*	**13.33**	14.24	
Ratio of Earnings to Fixed Charges *(times)*	**9.82**	10.15	

LETTER TO INVESTORS

Mississippi Power Company 2005 Annual Report

The year 2005 will be remembered as *the* defining moment in our company's history, and the nation noticed.

On August 29, Hurricane Katrina – the worst natural disaster in our nation's history – hit our customers, our employees and our company hard. When the wind calmed and the water receded, every Mississippi Power customer was in the dark, power generation was silenced and transmission and distribution lines were on the ground.

More than half of Mississippi Power's employees suffered significant damage to their homes – 86 lost homes completely and an additional 637 were either flooded or severely damaged – yet the work force rallied. With the power of Southern Company behind us and the help of line crews from all over the country, we were able to restore electric service in a remarkable 12 days. For this achievement, Mississippi Power received the Emergency Response Award from the Edison Electric Institute, which described the company as "first among peers in hurricane preparedness."

Despite experiencing this disaster, Mississippi Power delivered solid financial results in 2005. Net income after dividends on preferred stock was $73.8 million compared to $76.8 million the previous year. The return on average common equity for the year was 13.33%, down from the 14.24% earned in 2004.

Throughout 2005, our employees focused on safety with a goal of Target Zero – not just no accidents, but no unsafe acts. As a result, the employees turned in an impressive safety record for the year – earning an excellent Occupational Safety and Health Administration record and receiving the best overall safety rating in total company performance among other companies in the Southeastern Electric Exchange. As we all know, a high safety level translates directly into fewer sick days and greater productivity among the employee group.

For 2006, we plan to seek state-issued bonds, which, combined with proposed federal assistance and insurance, should allow us to recover hurricane losses with the lowest effect on our customers.

As the service area rebuilds, we will seek opportunities to increase our revenue and to capture additional wholesale opportunities. We will also continue to emphasize safety in our company.

Our area has much to accomplish during 2006 and Mississippi Power has pledged to be a major player in state and community recovery.

We have so much of which to be proud and I am honored to be a part of this great company. We appreciate the confidence you have placed in us with your investment.

Sincerely,

Anthony J. Topazi
President and Chief Executive Officer
April 17, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mississippi Power Company:

We have audited the accompanying balance sheets and statements of capitalization of Mississippi Power Company (the "Company") (a wholly owned subsidiary of Southern Company) as of December 31, 2005 and 2004, and the related statements of income, comprehensive income, common stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements (pages 24 to 50) present fairly, in all material respects, the financial position of Mississippi Power Company at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Atlanta, Georgia
February 27, 2006

OVERVIEW

Business Activities

Mississippi Power Company (Company) operates as a vertically integrated utility providing electricity to retail customers within its traditional service area located within the State of Mississippi and to wholesale customers in the Southeast.

Many factors affect the opportunities, challenges, and risks of the Company's business of selling electricity. These factors include the ability to maintain a stable regulatory environment, to achieve energy sales growth while containing costs, and to recover rising costs. These include costs related to growing demand, increasingly stringent environmental standards, fuel prices, and storm restoration following Hurricane Katrina.

Hurricane Katrina hit on August 29, 2005, causing substantial damage to the Company's service territory as the worst natural disaster in the Company's history. All of the Company's 195,000 customers were without service immediately after the storm. Through a co-coordinated effort with Southern Company, as well as non-affiliates, the Company restored power to all who could receive it within twelve days. However, 19,200 customers remained unable to receive service as of December 31, 2005. The Company expects further rate proceedings in 2006 to recover the estimated $277 million in costs related to Hurricane Katrina and replenishment of the Company's storm damage reserve. In 2004, the Company completed a successful retail rate proceeding designed to help provide future earnings stability. Appropriately balancing environmental expenditures with reasonable retail rates will continue to challenge the Company for the foreseeable future.

In December 2005, the Company made its annual Performance Evaluation Plan (PEP) filing for the projected 2006 test period and requested a 5 percent increase in total retail revenues or $32 million increase in retail base revenues.

Key Performance Indicators

In striving to maximize shareholder value while providing cost effective energy to customers, the Company's management continues to focus on several key indicators. These indicators are used to measure the Company's performance for customers and employees. Recognizing the critical role in the Company's success played by the Company employees, employee-related measures are a significant management focus. These measures include diversity and safety. The 2005 performance was at or above target for each of these employee performance standards. In recognition that the Company's long-term financial success is dependent upon how well it satisfies its customers' needs, the Company's retail base rate mechanism, PEP, includes performance indicators that directly tie customer service indicators to the Company's allowed return. PEP measures the Company's performance on a 10 point scale as a weighted average of results in three areas: average customer price, as compared to prices of other regional utilities (weighted at 40 percent); service reliability, measured in outage minutes per customer (40 percent); and customer satisfaction, measured in surveys of residential customers (20 percent). The Company's PEP performance score in 2005 was 8.44 out of 10, resulting in an 84 basis point increase to the Company's retail allowed return on investment for 2006. See Note 3 to the financial statements under "Retail Regulatory Matters – Performance Evaluation Plan" for more information on PEP.

In addition to the PEP performance indicators, the Company focuses on other performance measures, including broader measures of customer satisfaction, plant availability, system reliability, and net income. The Company's financial success is directly tied to the satisfaction of its customers. Management uses customer satisfaction surveys to evaluate the Company's results. Peak season equivalent forced outage rate (Peak Season EFOR) is an indicator of plant availability and efficient generation fleet operations during the months when generation needs are greatest. The rate is calculated by dividing the number of hours of forced outages by total generation hours. Peak Season EFOR performance excludes the impact of Hurricane Katrina. Net income is the primary component of the Company's contribution to Southern Company's earnings per share goal.

The Company's 2005 results compared with its targets for some of these key indicators are reflected in the following chart.

Key Performance Indicator	2005 Target Performance	2005 Actual Performance
Customer Satisfaction	Top quartile in customer surveys	Top quartile
Plant Availability-Peak Season EFOR	3.0% or less	1.51%*
Net Income (in millions)	$77.8	$73.8

*Excludes effects of Hurricane Katrina. Including Hurricane Katrina EFOR was 15.14%.

See RESULTS OF OPERATIONS herein for additional information on the Company's financial performance. The Company's performance in 2005 reflects the focus that management places on all of these indicators, as well as the commitment shown by the Company's employees in achieving or exceeding management's expectations.

Earnings

The Company's net income after dividends on preferred stock was $73.8 million in 2005 compared to $76.8 million in 2004. The decrease in 2005 is primarily due to a $15.7 million decrease in retail base revenue due to the loss of customers as a result of Hurricane Katrina. Non-fuel related expenses increased $2.5 million primarily resulting from increased employee benefit expenses. Depreciation and amortization expenses decreased by $5.8 million due to the amortization of a regulatory liability related to Plant Daniel capacity, other revenues increased $1.2 million, wholesale base revenues increased $3.3 million, and dividends on preferred stock decreased $2.0 million as compared to 2004 as a result of the loss on redemption of preferred stock recognized in the third quarter of 2004.

The net income after dividends on preferred stock of $76.8 million in 2004 increased when compared to $73.5 million in 2003 due to retail sales growth and higher non-territorial energy sales. However, operating revenues and expenses recorded by the Company in 2003 were unusually high as compared to 2002. An increase of $62 million in other electric revenues resulted from the termination of the Company's purchased power agreement with Dynegy, Inc. (Dynegy), the income effect of which was offset by a $60 million expense related to the establishment of a regulatory liability in connection with an accounting order issued by the Mississippi Public Service Commission (PSC). See Note 3 to the financial statements under "Retail Regulatory Matters" for additional information.

RESULTS OF OPERATIONS

A condensed statement of income is as follows:

	Amount	Increase (Decrease) From Prior Year		
	2005	**2005**	2004	2003
	(in thousands)			
Operating revenues	**$969,733**	**$59,407**	$40,402	$ 45,759
Fuel	**358,572**	**33,690**	95,189	(52,700)
Purchased power	**143,492**	**36,729**	13,566	41,864
Other operation and maintenance	**239,622**	**2,144**	(62,198)	67,663
Depreciation and amortization	**33,549**	**(5,841)**	(16,310)	(1,938)
Taxes other than income taxes	**60,058**	**4,486**	1,581	(1,527)
Total operating expenses	**835,293**	**71,208**	31,828	53,362
Operating income	**134,440**	**(11,801)**	8,574	(7,603)
Total other income and (expense)	**(12,525)**	**2,417**	1,898	7,525
Less -- Income taxes	**46,374**	**(4,292)**	5,351	(564)
Net income	**75,541**	**(5,092)**	5,121	486
Dividends on preferred stock	**1,733**	**(2,099)**	1,819	-
Net income after dividends on preferred stock	**$ 73,808**	**$ (2,993)**	$ 3,302	$ 486

Revenues

Details of the Company's operating revenues in 2005 and the prior two years are as follows:

	Amount		
	2005	2004	2003
	(in thousands)		
Retail -- prior year	**$584,313**	$516,301	$536,827
Change in -			
Sales growth and weather	**(15,734)**	3,555	(367)
Fuel cost recovery and other	**50,281**	64,457	(20,159)
Retail -- current year	**618,860**	584,313	516,301
Sales for resale --			
Non-affiliates	**283,413**	265,863	249,986
Affiliates	**50,460**	44,371	26,723
Total sales for resale	**333,873**	310,234	276,709
Contract termination	**-**	-	62,111
Other electric operating revenues	**17,000**	15,779	14,803
Total electric operating revenues	**$969,733**	$910,326	$869,924
Percent change	**6.5%**	4.6%	5.6%

Total retail revenues for 2005 increased 5.9 percent when compared to 2004 as a result of higher fuel revenue due to the increase in fuel cost. This increase in retail revenues was offset by reductions for the loss of customers in all major classes as a result of Hurricane Katrina. Total retail revenues for 2004 increased 13.2 percent when compared to 2003. While higher fuel costs accounted for 92 percent of this increase, sales growth, particularly in the industrial class, also contributed to the increase. Retail revenues for 2003 decreased approximately 3.8 percent when compared to 2002 as a result of decreased fuel revenues and, to a lesser extent, decreases in kilowatt-hour (KWH) energy sales due to milder than normal weather in the Company's service area and the sluggish economy.

Fuel revenues generally represent the direct recovery of fuel expenses including purchased power. Therefore, changes in recoverable fuel expenses are offset with corresponding changes in fuel revenues and have no effect on net income. The fuel cost recovery and other revenues increased in 2005 when compared to 2004 as a result of higher fuel costs. In 2004, fuel cost recovery and other revenues increased as compared to 2003 due to an increase in fuel expenses resulting from consistently higher fuel prices and a slight increase in retail rates that became effective in 2004. During 2003, the fuel cost recovery and other revenues decreased $20 million compared to 2002 due to lower generation and fewer fuel purchases as a result of milder than normal weather in 2003.

Sales for resale to non-affiliates are influenced by the non-affiliate utilities' own customer demand, plant availability, and fuel costs. In 2005, total revenues from sales for resale to non-affiliates increased $17.5 million or 6.6 percent as compared to 2004. This increase primarily resulted from an increase in price per KWH resulting from higher fuel costs. Total revenues from sales for resale to non-affiliates increased in 2004 by $14.4 million, or 5.7 percent. This increase primarily resulted from a $32.7 million increase in energy revenues, of which approximately $6 million was associated with increased KWH sales and $26.7 million was associated with higher fuel prices. Total revenues from sales for resale to non-affiliates increased in 2003 from 2002 as a result of increases in average sales price per KWH and increased KWH sales to wholesale non-affiliate customers. The increase in energy revenues was partially offset by an $18.3 million decrease in capacity revenues as a result of the termination of a contract with Dynegy in 2003.

Included in sales for resale to non-affiliates are revenues from rural electric cooperative associations and municipalities located in southeastern Mississippi. As compared to the prior year, KWH sales to these utilities decreased 5.0 percent due to Hurricane Katrina in 2005, increased 3.3 percent in 2004, and remained relatively flat in 2003, with the related revenues increasing 16.2 percent, 12.4 percent, and 1.6 percent, respectively. The customer demand experienced by these utilities is determined by factors very similar to those experienced by the Company. Short-term opportunity energy sales are also included in sales for resale to non-affiliates. These opportunity sales are made at market-based rates that generally provide a margin above the Company's variable cost to produce the energy. KWH sales to non-territorial customers decreased 41 percent as compared to 2004 primarily due to Hurricane Katrina.

Energy sales to affiliated companies within the Southern Company electric system as well as purchases of energy vary from year to year depending on demand and the availability and cost of generating resources at each company. These sales are made in accordance with the Intercompany Interchange Contract (IIC), as approved by the Federal Energy Regulatory Commission (FERC). These energy sales do not have a significant impact on earnings since the energy is generally sold at marginal cost.

Energy Sales

KWH sales for 2005 and percent change by year were as follows:

	KWH	Percent Change		
	2005	**2005**	2004	2003
	(in millions)			
Residential	**2,180**	**(5.1)%**	1.9%	(1.9)%
Commercial	**2,725**	**(8.2)**	1.9	0.4
Industrial	**3,798**	**(10.3)**	3.0	(1.2)
Other	**38**	**(5.8)**	1.0	-
Total retail	**8,741**	**(8.4)**	2.4	(0.9)
Sales for resale				
Non-affiliated	**4,811**	**(20.2)**	2.6	9.2
Affiliated	**897**	**(14.9)**	48.6	(55.3)
Total	**14,449**	**(13.1)**	4.5	(2.8)

Total retail KWH sales decreased in 2005 when compared to 2004 as the result of the loss of customers following Hurricane Katrina. Total retail KWH sales increased in 2004 when compared to 2003 as a result of economic recovery in the area which affected all customer classes, particularly the industrial class. Total retail KWH sales decreased in 2003 due to milder weather in 2003 when compared to 2002. Industrial sales also decreased in 2003 due to lower KWH sales and decreased fuel costs.

The Company anticipates fairly strong growth over the next five years as the Company's service area begins to recover from the effects of Hurricane Katrina. Retail sales are expected to grow at an annual rate of approximately 4.6 percent through 2010, as the rebuilding of residential homes and commercial businesses takes place. Various industrial expansions in oil and gas exploration, production, and refining are also expected to contribute to the growth.

Expenses

In 2005 and 2004, total operating expenses increased $71.2 million or 9.3 percent and $31.8 million or 4.3 percent, respectively, primarily as the result of increases in fuel and purchased power, administrative and general expenses, and taxes other than income. In 2003, operating expenses increased $53.4 million or 7.9 percent over the prior year. This increase was due primarily to $60 million in Plant Daniel capacity expense recorded in connection with an accounting order from the Mississippi PSC. See Note 3 to the financial statements under "Retail Regulatory Matters – Performance Evaluation Plan" for further information.

Fuel costs constitute the single largest expense for the Company. The mix of fuel sources for generation of electricity is determined primarily by demand, the unit cost of fuel consumed, and the availability of fossil generating units. The amount and sources of generation, the average cost of fuel per net KWH generated, and the average cost of purchased power were as follows:

	2005	2004	2003
Total generation (millions of KWHs)	**12,499**	14,058	12,850
Sources of generation (percent) --			
Coal	**70**	69	74
Gas	**30**	31	26
Average cost of fuel per net KWH generated (cents)	**3.11**	2.50	1.96
Average cost of purchased power per net KWH (cents)	**5.44**	3.28	2.51

Fuel expense increased $33.7 million in 2005 as compared to 2004. Approximately $71 million in additional fuel expenses resulted from higher coal, gas, transportation prices, and emission allowances, which were partially offset by a $37 million decrease resulting from unit outages that reduced generation. Fuel expense for 2004 increased $95 million as compared to 2003. Approximately $25 million of the increase was associated with increased generation and approximately $70 million of the increase was due to higher coal and gas prices. Fuel expense for 2003 decreased $53 million due to decreased generation and lower average cost of fuel.

A significant upward trend in the cost of coal and natural gas has emerged since 2003, and volatility in these markets is expected to continue. Increased coal prices have been influenced by a worldwide increase in demand as a result of rapid economic growth in China as well as by increases in mining costs. Higher natural gas prices in the United States are the result of increased demand and slightly lower gas supplies despite increased drilling activity. Natural gas supply interruptions, such as those caused by the 2004 and 2005 hurricanes result in an immediate market response; however, the long-term impact of this price volatility may be reduced by imports of natural gas and liquefied natural gas. Fuel expenses generally do not affect net income since they are offset by fuel revenues under the Company's fuel cost recovery clause. See Note 1 to the financial statements under "Fuel Costs" for additional information.

Purchased power expense increased $37 million, or 34.4 percent, in 2005 when compared to 2004. The increase is primarily the result of the reduction in generation due to the damage caused by Hurricane Katrina. In 2004, purchased power expense increased $13.6 million, or 14.6 percent when compared to 2003. The increase was primarily due to an increase in purchases from non-affiliates to meet increased load and offset higher priced self-generation resulting from increased fuel costs. In 2003, purchased power expense increased $41.9 million when compared to 2002. The increase was primarily due to an increase in purchased power expense from affiliate companies. Those purchases were more economical than self generation due to the increased cost of natural gas in 2003. Energy purchases vary from year to year depending on demand and the availability and cost of the Company's generating resources. These expenses do not have a significant impact on earnings since the energy purchases are generally offset by energy revenues through the Company's fuel cost recovery clause.

Other operations expense increased $7.9 million, or 4.9 percent, in 2005 as compared to 2004 primarily as a result a $5.2 million increase in employee benefit expenses, a $1.7 million increase in rent expense on the Plant Daniel combined cycle lease, and higher bad debt expense of $1 million primarily resulting from Hurricane Katrina. In 2004, other operations expense decreased $69.2 million, or 30 percent, and increased $71.2 million, or 45.0 percent, in 2003 due to approximately $11 million incurred in 2003 to restructure the Plant Daniel combined cycle lease agreement and $60 million in expense recorded in 2003 in connection with the recognition of a regulatory liability following an accounting order from the Mississippi PSC related to Plant Daniel capacity expense. See FINANCIAL CONDITION AND LIQUIDITY – "Off-Balance Sheet Financing Arrangements" and Notes 3 and 7 to the financial statements under "Retail Regulatory Matters – Performance Evaluation Plan" and "Operating Leases – Plant Daniel Combined Cycle Generating Units," respectively, for additional information.

Maintenance expense decreased $5.7 million, or 7.5 percent, in 2005 as a result of a $1.1 million decrease in long-term service agreement expense associated with the Plant Daniel combined cycle units as a result of fewer fired operating hours in 2005 when compared to 2004 and a $4.5 million decrease in maintenance expense associated with changes in scheduled maintenance as a result of restoration efforts. These restoration expenses have been deferred in accordance with a Mississippi PSC order. See FUTURE EARNINGS POTENTIAL – "PSC Matters – Storm Damage Cost Recovery" herein and Note 3 to the financial statements under "Retail Regulatory Matters – Storm Damage Cost Recovery" for additional information. Maintenance expense increased $7.0 million, or 9.9 percent, in 2004 primarily resulting from higher operating hours at Plant Daniel and increased distribution line maintenance during 2004 as compared to 2003. In 2003, maintenance expense decreased $3.6 million, or 4.9 percent over the prior year, primarily due to a decrease of approximately 50 percent in operating hours at Plant Daniel Units 3 and 4. See Note 7 to the financial statements under "Long-Term Service Agreements" for further information.

Depreciation and amortization expense decreased $5.8 million in 2005 and $16.3 million in 2004 as compared to the prior years primarily as a result of amortization related to a regulatory liability recorded in 2003 in connection with the Mississippi PSC's accounting order on the Plant Daniel Capacity. See Note 3 under "Retail Regulatory Matters – Performance Evaluation Plan" for additional information. In 2003, depreciation and amortization expense decreased $1.9 million due to the amortization related to the Company's Environmental Compliance Overview Plan (ECO Plan) approved by the Mississippi PSC. The Company filed a depreciation study in 2005 with the Mississippi PSC and is awaiting approval. Depreciation expense would increase approximately $2.2 million annually effective January 1, 2006 if the depreciation study is approved as filed. See Note 3 to the financial statements under "Retail Regulatory Matters – Environmental Compliance Overview Plan" for further information.

In 2005, taxes other than income taxes increased 8.1 percent over the prior year due to a $2.9 million increase in ad valorem taxes and a $1.1 million increase in municipal franchise taxes. The retail portion, or approximately 82 percent, of the increase in ad valorem taxes is recoverable under the Company's ad valorem tax cost recovery clause and, therefore, does not affect net income. The increase in municipal franchise taxes is directly related to the increase in total retail revenues. Taxes other than income taxes increased 2.9 percent in 2004 as compared to 2003 primarily due to additional municipal franchise taxes. Taxes other than income taxes decreased 2.8 percent in 2003 due to lower property taxes in 2003 as compared to 2002. The decrease in total other income and expense is due to interest on long-term debt decreasing in all years presented as a result of lower interest rates on debt outstanding and lower principal amount of debt outstanding.

Effects of Inflation

The Company is subject to rate regulation that is based on the recovery of costs. PEP is based on annual projected costs, including estimates for inflation. When inflation exceeds the projected costs used in rate regulation, the effects of inflation can create an economic loss since the recovery of costs could be in dollars that have less purchasing power. The inflation rate has been relatively low in recent years and any adverse effect of inflation on the Company has not been significant.

FUTURE EARNINGS POTENTIAL

General

The Company operates as a vertically integrated utility providing electricity to retail customers within its traditional service area located in southeast Mississippi and wholesale customers in the southeastern United States. Prices for electricity relating to jointly owned generating facilities, interconnecting transmission lines, and the exchange of electric power are set by the FERC. Prices for electricity provided by the Company to retail customers are set by the Mississippi PSC under cost-based regulatory principles. Retail rates and earnings are reviewed and may be adjusted periodically within certain limitations. See ACCOUNTING POLICIES – "Application of Critical Accounting Policies and Estimates – Electric Utility Regulation" herein and Note 3 to the financial statements under "FERC Matters" and "Retail Regulatory Matters" for additional information about these and other regulatory matters.

The results of operations for the past three years are not necessarily indicative of future earnings potential. The level of the Company's future earnings depends on numerous factors. These factors include the ability of the Company to maintain a stable regulatory environment that continues to allow for the recovery of all prudently incurred costs. Future earnings in the near term will depend, in part, upon growth in energy sales, which is subject to a number of factors. These factors include weather, competition, new energy contracts with neighboring utilities, energy conservation practiced by customers, the price of electricity, the price elasticity of demand, and the rate of economic growth in the Company's service area in the aftermath of Hurricane Katrina.

Environmental Matters

New Source Review Actions

In November 1999, the Environmental Protection Agency (EPA) brought a civil action in the U.S. District Court for the Northern District of Georgia against certain Southern Company subsidiaries, including Alabama Power and Georgia Power, alleging violations of the New Source Review (NSR) provisions of the Clean Air Act and related state laws at certain coal-fired generating facilities. Through subsequent amendments and other legal procedures, the EPA added Savannah Electric as a defendant to the original action and filed a separate action against Alabama Power in the U.S. District Court for the Northern District of Alabama after it was dismissed from the original action. In these lawsuits, the EPA alleges that NSR violations occurred at eight coal-fired generating facilities operated by Alabama Power, Georgia Power, and Savannah Electric, including three co-owned by the Company. The civil actions request penalties and injunctive relief, including an order requiring the installation of the best available control technology at the affected units. The EPA concurrently issued notices of violation relating to the Company's Plants Watson and Greene County. In early 2000, the EPA filed a motion to amend its complaint to add the allegations in its notices of violation and to add the Company as a defendant. However, in March 2001, the court denied the motion based on lack of jurisdiction, and the EPA has not refiled. See Note 3 to the financial statements under "Environmental Matters – New Source Review Actions."

The Company believes that it has complied with applicable laws and the EPA regulations and interpretations in effect at the time the work in question took place. The Clean Air Act authorizes maximum civil penalties of $25,000 to $32,500 per day, per violation at each generating unit, depending on the date of the alleged violation. An adverse outcome in this matter could require substantial capital expenditures that cannot be determined at this time and could possibly require payment of substantial penalties. This could affect future results of operations, cash flows, and financial condition if such costs are not recovered through regulated rates.

In December 2002 and October 2003, the EPA issued final revisions to its NSR regulations under the Clean Air Act. A coalition of states and environmental organizations filed petitions for review of these regulations. On June 24, 2005, the U.S. Court of Appeals for the District of Columbia Circuit upheld, in part, the EPA's December 2002 revisions to its NSR regulations, which included changes to the regulatory exclusions and methods of calculating emissions increases. However, the court vacated portions of those revisions, including those addressing the exclusion of certain pollution control projects. The Mississippi Department of Environmental Quality (MDEQ) formally adopted the 2002 NSR rules effective July 28, 2005, but did not adopt the provisions vacated by the District of Columbia Circuit. The October 2003 revisions, which clarified the scope of the existing Routine Maintenance, Repair and Replacement exclusion, have been stayed by the Court of Appeals pending its review of the rules. On October 20, 2005, the EPA also published a proposed rule clarifying the test for determining when an emissions increase subject to the NSR requirements has occurred. The impact of these revisions and proposed rules will depend on adoption of the final rules by the EPA and the State of Mississippi's implementation of such rules, as well as the outcome of any additional legal challenges, and therefore, cannot be determined at this time.

Carbon Dioxide Litigation

In July 2004, attorneys general from eight states, each outside of Southern Company's service territory, and the corporation counsel for New York City filed a complaint in the U.S. District Court for the Southern District of New York against Southern Company and four other electric power companies. A nearly identical complaint was filed by three environmental groups in the same court. The complaints allege that the companies' emissions of carbon dioxide, a greenhouse gas, contribute to global warming, which the plaintiffs assert is a public nuisance. Under common law public and private nuisance theories, the plaintiffs seek a judicial order (1) holding each defendant jointly and severally liable for creating, contributing to, and/or maintaining global warming and (2) requiring each of the defendants to cap its emissions of carbon dioxide and then reduce those emissions by a specified percentage each year for at least a decade. Plaintiffs have not, however, requested that damages be awarded in connection with their claims. Southern Company believes these claims are without merit and notes that the complaint cites no statutory or regulatory basis for the claims. In September 2005, the U.S. District Court for the Southern District of New York granted Southern Company's and the other defendants' motions to dismiss these cases. The plaintiffs filed an appeal to the U.S. Court of Appeals for the Second Circuit on October 19, 2005. The ultimate outcome of these matters cannot be determined at this time.

Environmental Statutes and Regulations

General

The Company's operations are subject to extensive regulation by state and federal environmental agencies under a variety of statutes and regulations governing environmental media, including air, water, and land resources. Applicable statutes include the Clean Air Act; the Clean Water Act; the Comprehensive Environmental Response, Compensation, and Liability Act; the Resource Conservation and Recovery Act; the Toxic Substances Control Act; the Emergency Planning & Community Right-to-Know Act; and the Endangered Species Act.

Compliance with these environmental requirements involves significant capital and operating costs, a major portion of which is expected to be recovered through the Company's ECO Plan. See Note 3 to the financial statements under "Retail Regulatory Matters – Environmental Compliance Overview Plan" for additional information. Through 2005, the Company had invested approximately $46.8 million in capital projects to comply with these requirements, with annual totals of $4.0 million, $2.9 million, and $10.4 million for 2005, 2004, and 2003, respectively. Over the next decade the Company expects that capital expenditures to assure compliance with existing and new regulations could exceed an additional $466 million, including $6.4 million, $27.0 million, and $40.1 million for 2006, 2007, and 2008, respectively. Because the Company's compliance strategy is impacted by changes to existing environmental laws and regulations, the cost, availability, and existing inventory of emission allowances, and the Company's fuel mix, the ultimate outcome cannot be determined at this time. Environmental costs that are known and estimable at this time are included in capital expenditures discussed under FINANCIAL CONDITION AND LIQUIDITY – "Capital Requirements and Contractual Obligations" herein.

Compliance with possible additional federal or state legislation or regulations related to global climate change, air quality, or other environmental and health concerns could also significantly affect the Company. New environmental legislation or regulations, or changes to existing statutes or regulations, could affect many areas of the Company's operations; however, the full impact of any such changes cannot be determined at this time.

Air Quality

Compliance with the Clean Air Act and resulting regulations has been and will continue to be a significant focus for the Company. Through 2005, the Company had spent approximately $7.7 million in reducing sulfur dioxide (SO_2) and nitrogen oxide (NO_x) emissions and in monitoring emissions pursuant to the Clean Air Act.

In 2005, the EPA revoked the one-hour ozone standard and published the final set of rules for implementation of the new, more stringent eight-hour ozone standard. During, 2005, the EPA's fine particulate matter nonattainment designations also became effective for several areas across the United States. No areas within the Company's service area, however, have been designated as nonattainment under either the eight-hour ozone standard or the fine particulate matter standard.

The EPA issued the final Clean Air Interstate Rule on March 10, 2005. This cap-and-trade rule addresses power plant SO_2 and NO_x emissions that were found to contribute to nonattainment of the eight-hour ozone and fine particulate matter standards in downwind states. Twenty-eight eastern states, including the State of Mississippi are subject to the requirements of the rule. The rule calls for additional reductions of NO_x and/or SO_2 to be achieved in two phases, 2009/2010 and 2015. These reductions will be accomplished by the installation of additional emission controls at the Company's coal-fired facilities or by the purchase of emission allowances from a cap-and-trade program.

The Clean Air Visibility Rule (formerly called the Regional Haze Rule) was finalized on July 6, 2005. The goal of this rule is to restore natural visibility conditions in certain areas (primarily national parks and wilderness areas) by 2064. The rule involves the application of Best Available Retrofit Technology (BART) requirements and a review each decade, beginning in 2018, of progress toward the goal. BART requires that sources that contribute to visibility impairment implement additional emission reductions, if necessary, to make progress toward remedying current visibility concerns. For power plants, the Clean Air Visibility Rule allows states to determine that the Clean Air Interstate Rule satisfies BART requirements for SO_2 and

NO_x. However, additional requirements could be imposed. By December 17, 2007, states must submit implementation plans that contain emission reduction strategies for implementing BART requirements and for achieving sufficient and reasonable progress toward the goal.

On March 15, 2005, the EPA announced the final Clean Air Mercury Rule, a cap-and-trade program for the reduction of mercury emissions from coal-fired power plants. The rule sets caps on mercury emissions to be implemented in two phases, 2010 and 2018, and provides for an emission allowance trading market. The Company anticipates that emission controls installed to achieve compliance with the Clean Air Interstate Rule and the eight-hour ozone and fine-particulate standards will also result in mercury emission reductions. However, the long-term capability of emission control equipment to reduce mercury emissions is still being evaluated, and the installation of additional control technologies may be required.

The impacts of the eight-hour ozone standard, the fine particulate matter nonattainment designations, the Clean Air Interstate Rule, the Clean Air Visibility Rule, and the Clean Air Mercury Rule on the Company will depend on the development and implementation of rules at the state level. Such impacts will also depend on resolution of pending legal challenges to the Clean Air Interstate Rule, the Clean Air Mercury Rule, and a related petition from the State of North Carolina under Section 126 of the Clean Air Act, also related to the interstate transport of air pollutants. Therefore, the full impacts of these regulations on the Company cannot be determined at this time. The Company has developed and continually updates a comprehensive environmental compliance strategy to comply with the continuing and new environmental requirements discussed above. As part of this strategy, the Company plans to install additional SO_2, NO_x and mercury emission controls within the next several years to assure continued compliance with applicable air quality requirements.

Water Quality

In July 2004, the EPA published final rules under the Clean Water Act for the purpose of reducing impingement and entrainment of fish and fish larvae at power plants' cooling water intake structures. The new rules require baseline biological information and, perhaps, installation of fish protection technology near some intake structures at existing power plants. The full impact of these new rules will depend on the results of studies and analyses performed as part of the rules' implementation and the actual requirements established by state regulatory agencies, and therefore, cannot now be determined.

Environmental Remediation

The Company must comply with other environmental laws and regulations that cover the handling and disposal of waste and release of hazardous substances. Under these various laws and regulations, the Company could incur substantial costs to clean up properties. The Company conducts studies to determine the extent of any required cleanup and has recognized in the financial statements the costs to clean up known sites. Amounts for cleanup and ongoing monitoring costs were not material for any year presented. The Company may be liable for some or all required cleanup costs for additional sites that may require environmental remediation. The Company has received authority from the Mississippi PSC to recover approved environmental compliance costs through specific retail rate clauses. Within limits approved by the Mississippi PSC, these rates are adjusted annually. See Note 3 to the financial statements under "Environmental Matters – Environmental Remediation" and "Retail Regulatory Matters – Environmental Compliance Overview Plan" for additional information.

Global Climate Issues

Domestic efforts to limit greenhouse gas emissions have been spurred by international discussions surrounding the Framework Convention on Climate Change and specifically the Kyoto Protocol, which proposes constraints on the emissions of greenhouse gases for a group of industrialized countries. The Bush Administration has not supported U.S. ratification of the Kyoto Protocol or other mandatory carbon dioxide reduction legislation; however, in 2002, it did announce a goal to reduce the greenhouse gas intensity of the U.S., the ratio of greenhouse gas emissions to the value of U.S. economic output, by 18 percent by 2012. A year later, the Department of Energy (DOE) announced the Climate VISION program to support this goal. Energy-intensive industries, including electricity generation are the initial focus of this program. Southern Company is involved in the development of a voluntary electric utility sector climate change initiative in partnership with the government. In a memorandum of understanding signed in December 2004 with the DOE under Climate VISION, the utility sector pledged to reduce its greenhouse gas emissions rate by 3 percent to 5 percent by 2010-2012. The Company is continuing to evaluate future energy and emission profiles relative to the Climate VISION program and is analyzing voluntary programs to support the industry initiative.

FERC Matters

Market-Based Rate Authority

The Company has authorization from the FERC to sell power to non-affiliates at market-based prices. The Company also has FERC authority to make short-term opportunity sales at market rates. Specific FERC approval must be obtained with respect to a market-based contract with an affiliate.

In December 2004, the FERC initiated a proceeding to assess Southern Company's generation dominance within its retail service territory. The ability to charge market-based rates in other markets is not an issue in that proceeding. In February 2005, Southern Company submitted responsive information. In February 2006, the FERC suspended the proceeding to allow the parties to conduct settlement discussions. Any new market-based rate transactions in its retail service territory entered into after February 27, 2005, are subject to refund to the level of the default cost-based rates, pending the outcome of the proceeding. The impact of such sales to the Company through December 31, 2005, is not expected to exceed $5.7 million. The refund period covers 15 months. In the event that the FERC's default mitigation measures for entities that are found to have market power are ultimately applied, the Company may be required to charge cost-based rates for certain wholesale sales in the Southern Company retail service territory, which may be lower than negotiated market-based rates. The final outcome of this matter will depend on the form in which the final methodology for assessing generation market power and mitigation rules may be ultimately adopted and cannot be determined at this time.

In addition, in May 2005, the FERC started an investigation to determine whether Southern Company satisfies the other three parts of the FERC's market-based rate analysis: transmission market power, barriers to entry, and affiliate abuse or reciprocal dealing. The FERC established a new refund period related to this expanded investigation. Any and all new market-based rate transactions both inside and outside Southern Company's retail service territory involving any Southern Company subsidiary, including the Company, will be subject to refund to the extent the FERC orders lower rates as a result of this new investigation, with the 15-month refund period beginning July 19, 2005. The impact of such sales to the Company through December 31, 2005, is not expected to exceed $7.4 million, of which $4.4 million relates to sales inside the service territory as discussed above. The FERC also directed that this expanded proceeding be held in abeyance pending the outcome of the proceeding on the IIC discussed below.

The Company believes that there is no meritorious basis for this proceeding and is vigorously defending itself in this matter. However, the final outcome of this matter, including any remedies to be applied in the event of an adverse ruling in this proceeding, cannot now be determined.

Intercompany Interchange Contract

The Company's generation fleet in its retail service territory is operated under the IIC, as approved by the FERC. In May 2005, the FERC initiated a new proceeding to examine (1) the provisions of the IIC among Alabama Power, Georgia Power, Gulf Power, the Company, Savannah Electric, Southern Power, and Southern Company Services, as agent, under the terms of which the power pool of Southern Company is operated, and, in particular, the propriety of the continued inclusion of Southern Power as a party to the IIC, (2) whether any parties to the IIC have violated the FERC's standards of conduct applicable to utility companies that are transmission providers, and (3) whether Southern Company's code of conduct defining Southern Power as a "system company" rather than a "marketing affiliate" is just and reasonable. In connection with the formation of Southern Power, the FERC authorized Southern Power's inclusion in the IIC in 2000. The FERC also previously approved Southern Company's code of conduct. The FERC order directs that the administrative law judge who presided over a proceeding involving approval of PPAs between Southern Power and Georgia Power and Savannah Electric be assigned to preside over the hearing in this proceeding and that the testimony and exhibits presented in that proceeding be preserved to the extent appropriate. Hearings are scheduled for September 2006. Effective July 19, 2005, revenues from transactions under the IIC involving any Southern Company subsidiaries, including the Company, are subject to refund to the extent the FERC orders any changes to the IIC.

The Company believes that there is no meritorious basis for this proceeding and is vigorously defending itself in this matter. However, the final outcome of this matter, including any remedies to be applied in the event of an adverse ruling in this proceeding, cannot be determined at this time.

Generation Interconnection Agreements

In July 2003, the FERC issued its final rule on the standardization of generation interconnection agreements and procedures (Order 2003). Order 2003 shifts much of the financial burden of new transmission investment from the generator to the transmission provider. The FERC has indicated that Order 2003, which was effective January 20, 2004, is to be applied prospectively to interconnection agreements. The impact of Order 2003 and its subsequent rehearings on the Company cannot be determined at this time.

Transmission

In December 1999, the FERC issued its final rule on Regional Transmission Organizations (RTOs). Since that time, there have been a number of additional proceedings at the FERC designed to encourage further voluntary formation of RTOs or to mandate their formation. However, at the current time, there are no active proceedings that would require the Company to participate in an RTO. Current FERC efforts that may potentially change the regulatory and/or operational structure of transmission include rules related to the standardization of generation interconnection, as well as an inquiry into, among other things, market power by vertically integrated utilities. See "Market-Based Rate Authority" and "Generation Interconnection Agreements" herein for additional information. The final outcome of these proceedings cannot now be determined. However, the Company's financial condition, results of operations, and cash flows could be adversely affected by future changes in the federal regulatory or operational structure of transmission.

PSC Matters

Performance Evaluation Plan (PEP)

See Note 3 to the financial statements under "Retail Regulatory Matters – Performance Evaluation Plan" for information on the Company's base rates. In May 2004, the Mississippi PSC approved the Company's request to reclassify 266 megawatts of Plant Daniel Units 3 and 4 capacity to jurisdictional cost of service effective January 1, 2004, and authorized the Company to include the related costs and revenue credits in jurisdictional rate base, cost of service, and revenue requirement calculations for purposes of retail rate recovery. The Company is amortizing the regulatory liability established pursuant to the Mississippi PSC's interim December 2003 order, as approved in the May 2004 order, to earnings as follows: $16.5 million in 2004, $25.1 million in 2005, $13.0 million in 2006, and $5.7 million in 2007, resulting in reductions of costs in each of those years.

On December 1, 2005, the Company submitted its annual PEP filing to the Mississippi PSC. Ordinarily, PEP limits annual rate increases to 4 percent; however, the Company has requested that the Mississippi PSC approve a temporary change to allow it to exceed this cap as a result of the ongoing effects of Hurricane Katrina. The Company has requested a 5 percent increase in total retail revenues or $32 million increase in retail base revenues to become effective in April 2006 if approved. Hearings are scheduled for March 2, 2006.

Fuel Cost Recovery

The Company establishes annually a fuel cost recovery factor that is approved by the Mississippi PSC. Over the past year, the Company has continued to experience higher than expected fuel costs for coal and natural gas. The Company is required to file for an adjustment to the fuel cost recovery factor annually; such filing occurred in November 2005. As a result, the Mississippi PSC approved an increase in the fuel cost recovery factor effective January 2006 in an amount equal to 12 percent of total retail revenues. The Company's operating revenues are adjusted for differences in actual recoverable fuel cost and amounts billed in accordance with the currently approved cost recovery rate. Accordingly, this increase to the billing factor will have no significant effect on the Company's revenues or net income.

Storm Damage Cost Recovery

The Company maintains a reserve for property damage to cover the cost of damages from major storms to its transmission and distribution lines and the cost of uninsured damages to its generation facilities and other property. The Company's current annual accrual to the provision for property damage, as approved by the Mississippi PSC, is $1.5 million to $4.6 million.

Hurricane Katrina hit the coast of Florida, Alabama, Mississippi, and Louisiana on August 29, 2005, causing substantial damage. The Company sustained significant damage to its distribution and transmission facilities. The Company's Plant Watson was also damaged. Plant Watson has six generating units, including three gas-fired units totaling 262 megawatts (MW), two coal-fired units totaling 750 MW, and a 40 MW gas turbine. Both of the coal-fired units at the plant have been returned to service. The gas units operate primarily to serve summer peak loads. Repairs to the gas units are expected to be completed by June 1, 2006.

As of December 31, 2005, approximately 19,200 of the Company's customers remained unable to receive service. Prior to Hurricane Katrina, the Company had a balance of approximately $3 million in its property reserve. The Company currently estimates the total incremental cost of repairing the damages to its facilities and restoring service to customers will be approximately $277 million net of approximately $68 million of insurance proceeds. Business and government authorities are still reviewing redevelopment plans for portions of the severely damaged areas along the Mississippi shoreline. The ultimate impact of the redevelopment plans in these areas on the Company's cost estimates cannot now be determined.

The Mississippi PSC issued an Interim Accounting Order on October 21, 2005, requiring the Company to recognize a regulatory asset in an amount equal to the retail portion of the recorded Hurricane Katrina restoration costs, including both operation and maintenance expenditures and capital additions. Total Hurricane Katrina costs incurred through December 31, 2005, include approximately $132.6 million of operations and maintenance expenditures and approximately $148.8 million of capital-related expenditures. On December 7, 2005, the Company filed with the Mississippi PSC a detailed review of all Hurricane Katrina restoration costs as required in the Interim Accounting Order. The Company is currently working with the Mississippi PSC to establish a method to recover all such prudently incurred costs upon resolution of uncertainties related to proposed state legislation to allow securitized financing and federal grant assistance. See Notes 1 and 3 to the financial statements under "Provision for Property Damage" and "Retail Regulatory Matters – Storm Damage Cost Recovery," respectively, for additional information.

Other Matters

In accordance with Financial Accounting Standards Board (FASB) Statement No. 87, Employers' Accounting for Pensions, the Company recorded non-cash pre-tax pension (income)/expense, before tax, of approximately $2.7 million, $0.6 million, and ($1.7) million, in 2005, 2004 and 2003 respectively. Future pension income is dependent on several factors including trust earnings and changes to the pension plan. Postretirement benefit costs for the Company were $5.3 million, $4.5 million, and $4.0 million in 2005, 2004, and 2003, respectively. Both pension and postretirement costs are expected to continue to trend upward. Such amounts are dependent on several factors including trust earnings and changes to the plans. A portion of pension and postretirement benefit costs is capitalized based on construction-related labor charges. Pension and postretirement benefits are components of regulated rates and generally do not have a long-term effect on net income. For more information regarding pension and postretirement benefits, see Note 2 to the financial statements.

The Company is involved in various other matters being litigated and regulatory matters that could affect future earnings. See Note 3 to the financial statements for information regarding these matters.

ACCOUNTING POLICIES

Application of Critical Accounting Policies and Estimates

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. Significant accounting policies are described in Note 1 to the financial statements. In the application of these policies, certain estimates are made that may have a material impact on the Company's results of operations and related disclosures. Different assumptions and measurements could produce estimates that are significantly different from those recorded in the financial statements. Management has reviewed and discussed critical accounting policies and estimates with the Audit Committee of Southern Company's Board of Directors.

Electric Utility Regulation

The Company is subject to retail regulation by the Mississippi PSC and wholesale regulation by the FERC. These regulatory agencies set the rates the Company is permitted to charge customers based on allowable costs. As a result, the Company applies FASB Statement No. 71, Accounting for the Effects of Certain Types of Regulation (Statement No. 71), which requires the financial statements to reflect the effects of rate regulation. Through the ratemaking process, the regulators may require the inclusion of costs or revenues in periods different than when they would be recognized by a non-regulated company. This treatment may result in the deferral of expenses and the recording of related regulatory assets based on anticipated future recovery through rates or the deferral of gains or creation of liabilities and the recording of related regulatory liabilities. The application of Statement No. 71 has a further effect on the Company's financial statements as a result of the estimates of allowable costs used in the ratemaking process. These estimates may differ from those actually incurred by the Company; therefore, the accounting estimates inherent in specific costs such as depreciation and pension and postretirement benefits have less of a direct impact on the Company's results of operations than they would on a non-regulated company.

As reflected in Note 1 to the financial statements, significant regulatory assets and liabilities have been recorded. Management reviews the ultimate recoverability of these regulatory assets and liabilities based on applicable regulatory guidelines and accounting principles generally accepted in the United States. However, adverse legislative, judicial, or regulatory actions could materially impact the amounts of such regulatory assets and liabilities and could adversely impact the Company's financial statements.

Contingent Obligations

The Company is subject to a number of federal and state laws and regulations, as well as other factors and conditions that potentially subject it to environmental, litigation, income tax, and other risks. See FUTURE EARNINGS POTENTIAL herein and Note 3 to the financial statements for more information regarding certain of these contingencies. The Company periodically evaluates its exposure to such risks and records reserves for those matters where a loss is considered probable and reasonably estimable in accordance with generally accepted accounting principles. The adequacy of reserves can be significantly affected by external events or conditions that can be unpredictable; thus, the ultimate outcome of such matters could materially affect the Company's financial statements. These events or conditions include the following:

- Changes in existing state or federal regulation by governmental authorities having jurisdiction over air quality, water quality, control of toxic substances, hazardous and solid wastes, and other environmental matters.
- Changes in existing income tax regulations or changes in Internal Revenue Service interpretations of existing regulations.
- Identification of additional sites that require environmental remediation or the filing of other complaints in which the Company may be asserted to be a potentially responsible party.
- Identification and evaluation of other potential lawsuits or complaints in which the Company may be named as a defendant.
- Resolution or progression of existing matters through the legislative process, the court systems, or the EPA.

Unbilled Revenues

Revenues related to the sale of electricity are recorded when electricity is delivered to customers. However, the determination of KWH sales to individual customers is based on the reading of their meters, which is performed on a systematic basis throughout the month. At the end of each month, amounts of electricity delivered to customers, but not yet metered and billed, are estimated. Components of the unbilled revenue estimates include total KWH territorial supply, total KWH billed, estimated total electricity lost in delivery, and customer usage. These components can fluctuate as a result of a number of factors including weather, generation patterns, power delivery volume, and other operational constraints. These factors can be unpredictable and can vary from historical trends. As a result, the overall estimate of unbilled revenues could be significantly affected, which could have a material impact on the Company's results of operations.

Plant Daniel Operating Lease

As discussed in Note 7 to the financial statements under "Operating Leases – Plant Daniel Combined Cycle Generating Units," the Company leases a 1,064 megawatt natural gas combined cycle facility at Plant Daniel (Facility) from Juniper Capital L.P. (Juniper). For both accounting and rate recovery purposes, this transaction is treated as an operating lease, which means that the related obligations under this agreement are not reflected in the balance sheets. See FINANCIAL CONDITION AND LIQUIDITY – "Off-Balance Sheet Financing Arrangements" herein for further information. The operating lease determination was based on assumptions and estimates related to the following:

- Fair market value of the Facility at lease inception.
- The Company's incremental borrowing rate.
- Timing of debt payments and the related amortization of the initial acquisition cost during the initial lease term.
- Residual value of the Facility at the end of the lease term.
- Estimated economic life of the Facility.
- Juniper's status as a voting interest entity.

The determination of operating lease treatment was made at the inception of the lease agreement and is not subject to change unless subsequent changes are made to the agreement. However the Company also is required to monitor Juniper's ongoing status as a voting interest entity. Changes in that status could require the Company to consolidate the Facility's assets and the related debt and to record interest and depreciation expense of approximately $37 million annually, rather than annual lease expense of approximately $27 million.

New Accounting Standards

Income Taxes

In December 2004, the FASB issued FASB Staff Position FSP 109-1, Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004 (FSP 109-1), which requires that the generation deduction be accounted for as a special tax deduction rather than as a tax rate reduction. The Company adopted FSP 109-1 in the first quarter of 2005 with no material impact on the Company's financial statements.

Conditional Asset Retirement Obligations

Effective December 31, 2005, the Company adopted the provision of FASB Interpretation No. 47 (FIN 47), Conditional Asset Retirement Obligations, which requires that an asset retirement obligation be recorded even though the timing and/or method of settlement are conditional on future events. Prior to December 2005, the Company did not recognize asset retirement obligations for asbestos removal and disposal of polychlorinated biphenyls in certain transformers because the timing of their retirements was dependent on future events. At December 31, 2005, the Company recorded additional asset retirement obligations (and assets) of approximately $9.5 million. The adoption of FIN 47 did not have any effect on the Company's income statement. For additional information, see Note 1 to the financial statements under "Asset Retirement Obligations and Other Costs of Removal."

Stock Options

On January 1, 2006, the Company adopted FASB Statement No. 123R, Share-Based Payment, on a modified prospective basis. This statement requires that compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the grant date fair value of the equity or liability instruments issued. Although the compensation expense required under the revised statement differs slightly, the impacts on the Company's financial statements are similar to the pro forma disclosures included in Note 1 to the financial statements under "Stock Options."

FINANCIAL CONDITION AND LIQUIDITY

Overview

The Company's financial condition remained stable at December 31, 2005. Net cash flow from operating activities totaled $42 million, $119 million, and $186 million for 2005, 2004, and 2003, respectively. The $77 million decrease for 2005 was primarily due to the storm damage costs related to Hurricane Katrina. These costs are expected to be recovered from customers in future periods and are included in the balance sheet under

Deferred Property Damage. See FUTURE EARNINGS POTENTIAL "PSC Matters – Storm Damage Cost Recovery" for additional information.

Significant changes in the balance sheet as of December 31, 2005 as compared to 2004 primarily relate to Hurricane Katrina storm restoration activities. These storm-related changes include increases in other accounts and notes receivable of $14.7 million, insurance receivable of $60 million, accumulated provision for uncollectible accounts of $1.5 million, prepaid income taxes of $32 million, notes payable of $202 million, affiliated accounts payable of $73.5 million, and accumulated deferred income taxes of $68.9 million. Current liabilities exceed current assets primarily due to the notes payable related to storm restoration activities. See FUTURE EARNINGS POTENTIAL – "PSC Matters – Storm Damage Cost Recovery" herein and Note 3 to the financial statements under "Retail Regulatory Matters – Storm Damage Recovery" for additional information related to the deferral of the restoration costs, including both capital and operation and maintenance expenditures.

The Company's ratio of common equity to total capitalization, excluding long-term debt due within one year, increased from 63.7 percent in 2004 to 64.3 percent at December 31, 2005. The Company has received investment grade ratings from the major rating agencies.

Sources of Capital

The Company plans to obtain the funds required for construction, continued storm damage restoration, and other purposes from sources similar to those used in the past. In addition, the Company is considering other financing options, such as securitization, for storm recovery costs. The amount, type, and timing of any future financings, if needed, will depend upon maintenance of adequate earnings, regulatory approval, prevailing market conditions, and other factors.

The issuance of securities by the Company is subject to regulatory approval by the FERC following the repeal of the Public Utility Holding Company Act of 1935, as amended (PUHCA), on February 8, 2006. Additionally, with respect to the public offering of securities, the Company files registration statements with the Securities and Exchange Commission (SEC) under the Securities Act of 1933 (1933 Act). The amounts registered under the 1933 Act and the amounts authorized by the FERC, are continuously monitored and appropriate filings are made to ensure flexibility in the capital markets.

The Company obtains financing separately without credit support from any affiliate. The Southern Company system does not maintain a centralized cash or money pool. Therefore, funds of the Company are not commingled with funds of any other company.

To meet short-term cash needs and contingencies, the Company has various sources of liquidity. At the beginning of 2006, the Company had approximately $14.3 million of cash and cash equivalents and $276 million of unused credit arrangements with banks. See Note 6 to the financial statements under "Bank Credit Arrangements" for additional information.

The Company may also meet short-term cash needs through a Southern Company subsidiary organized to issue and sell commercial paper and extendible commercial notes at the request and for the benefit of the Company and the other retail operating companies. Proceeds from such issuances for the benefit of the Company are loaned directly to the Company and are not commingled with proceeds from such issuances for the benefit of any other retail operating company. The obligations of each company under these arrangements are several; there is no cross affiliate credit support. At December 31, 2005, the Company had $152 million outstanding in commercial paper notes.

On February 24, 2006, the Company borrowed $100 million under a promissory note to Barclays Bank PLC due August 24, 2006. The borrowing bears interest at a variable rate based on LIBOR plus 0.3 percent, is unsecured, and may be prepaid at any time upon three days' prior written notice. The promissory note includes representations and warranties, covenants, and events of default, including a maximum debt to total capitalization ratio of 65 percent. The promissory note also includes limitations on liens, consolidations, mergers, and sale of all or substantially all of the Company's assets. The borrowing may become due and payable upon an event of default and expiration of any applicable cure periods. Events of default include: (i) nonpayment of obligations under the promissory note, (ii) failure to perform any covenant or agreement in the promissory note, (iii) material misrepresentations, (iv) failure to pay, or certain other defaults under, certain other indebtedness, and (v) certain bankruptcy or insolvency events.

Financing Activities

During 2005, the Company continued a program to retire higher-cost securities and replace them with lower-cost capital. See the statements of cash flows for further details.

In June 2005, the Company issued $30 million of senior notes. The proceeds from this sale were used to redeem $30 million principal amount of first mortgage bonds due December 1, 2025. The related first mortgage bond indenture was legally defeased in June 2005 and retired in December 2005. As a result of this transaction, there are no longer any first mortgage bond liens on the Company's property.

In addition to any financings that may be necessary to meet capital requirements and contractual obligations, the Company plans to continue, when economically feasible, a program to retire higher-cost securities and replace these obligations with lower-cost capital if market conditions permit.

Off-Balance Sheet Financing Arrangements

In June 2003, the Company entered into a restructured lease agreement for the Facility with Juniper, as discussed in Note 7 to the financial statements under "Operating Leases – Plant Daniel Combined Cycle Generating Units." Juniper has also entered into leases with other parties unrelated to the Company. The assets leased by the Company comprise less than 50 percent of Juniper's assets. The Company does not consolidate the leased assets and related liabilities, and the lease with Juniper is considered an operating lease. Accordingly, the lease is not reflected in the balance sheets.

The initial lease term ends in 2011, and the lease includes a purchase and renewal option based on the cost of the Facility at the inception of the lease, which was approximately $370 million. The Company is required to amortize approximately four percent of the initial acquisition cost over the initial lease term. Eighteen months prior to the end of the initial lease, the Company may elect to renew for 10 years. If the lease is renewed, the agreement calls for the Company to amortize an additional 17 percent of the initial completion cost over the renewal period. Upon termination of the lease, at the Company's option, it may either exercise its purchase option or the Facility can be sold to a third party.

The lease also provides for a residual value guarantee, approximately 73 percent of the acquisition cost, by the Company that is due upon termination of the lease in the event that the Company does not renew the lease or purchase the Facility and that the fair market value is less than the unamortized cost of the Facility.

Credit Rating Risk

The Company does not have any credit arrangements that would require material changes in payment schedules or terminations as a result of a credit rating downgrade. The Company is party to certain derivative agreements that could require collateral and/or accelerated payment in the event of a credit rating change to below investment grade. These agreements are primarily for natural gas price risk management activities. At December 31, 2005, the Company's exposure related to these agreements was not material.

Market Price Risk

Due to cost-based rate regulation, the Company has limited exposure to market volatility in interest rates, commodity fuel prices, and prices of electricity. To manage the volatility attributable to these exposures, the Company nets the exposures to take advantage of natural offsets and enters into various derivative transactions for the remaining exposures pursuant to the Company's policies in areas such as counterparty exposure and hedging practices. Company policy is that derivatives are to be used primarily for hedging purposes and mandates strict adherence to all applicable risk management policies. Derivative positions are monitored using techniques that include, but are not limited to, market valuation and sensitivity analysis.

The Company's market risk exposures relative to interest rate changes have changed compared with the December 31, 2004, reporting period as a result of storm damage from Hurricane Katrina. The Company will manage this increased exposure through a number of means, including interest rate hedges, where appropriate.

The Company does not currently hedge interest rate risk. The weighted average interest rate on variable long-term debt at January 1, 2006, was 3.96 percent. If the Company sustained a 100 basis point change in interest rates for all unhedged variable rate long-term debt, the change would affect annualized interest expense by approximately $1.2 million at December 31, 2005. The Company is not aware of any facts or circumstances that would significantly affect such exposures in the near term. See Notes 1 and 6 to the financial statements under "Financial Instruments" for additional information.

To mitigate residual risks relative to movements in electricity prices, the Company enters into fixed-price contracts for the purchase and sale of electricity through the wholesale electricity market. At December 31, 2005, exposure from these activities was not material to the Company's financial statements.

In addition, at the instruction of the Mississippi PSC, the Company has implemented a fuel-hedging program. At December 31, 2005, exposure from these activities was not material to the Company's financial statements.

The change in fair value of energy contracts and year-end valuations are as follows:

	Change in Fair Value	
	2005	2004
	(in thousands)	
Contracts beginning of year	**$ 889**	$ 2,470
Contracts realized or settled	**(13,816)**	(9,181)
Current period changes (a)	**40,033**	7,600
Contracts end of year	**$ 27,106**	$ 889

(a) Current period changes also include the changes in fair value of new contracts entered into during the period.

Source of Year-End Valuation Prices			
	Total	Maturity	
	Fair Value	Year 1	2-3 Years
	(in thousands)		
Actively quoted	$27,645	$19,998	$7,647
External sources	(539)	(539)	-
Models and other methods	-	-	-
Contracts end of year	$27,106	$19,459	$7,647

These contracts are related primarily to fuel hedging programs under which unrealized gains and losses from mark to market adjustments are recorded as regulatory assets and liabilities. Realized gains and losses from these programs are included in fuel expense and are recovered through the Company's energy cost management clause.

Gains and losses on forward contracts for the sale of electricity that do not represent hedges are recognized in the statements of income as incurred. For the years ended December 31, 2005, 2004, and 2003, these amounts were not material.

At December 31, 2005, the fair value of derivative energy contracts was reflected in the financial statements as follows:

	Amounts
	(in thousands)
Regulatory liabilities, net	**$27,463**
Other comprehensive income	**(342)**
Net income	**(15)**
Total fair value	**$27,106**

Unrealized pre-tax gains and losses recognized in income were not material for any year presented. The Company is exposed to market price risk in the event of nonperformance by counterparties to the derivative energy contracts. The Company's policy is to enter into agreements with counterparties that have investment grade credit ratings by Moody's and Standard & Poor's or with counterparties who have posted collateral to cover potential credit exposure. Therefore, the Company does not anticipate market risk exposure from nonperformance by the counterparties. See Notes 1 and 6 to the financial statements under "Financial Instruments" for additional information.

Capital Requirements and Contractual Obligations

The construction program of the Company is currently estimated to be $126 million for 2006, of which $30 million is related to Hurricane Katrina restoration, $112 million for 2007, and $139 million for 2008. Environmental expenditures included in these amounts are $6.4 million, $27.0 million, and $40.4 million for 2006, 2007, and 2008, respectively. Actual construction costs may vary from this estimate because of changes in such factors as: business conditions; environmental regulations; FERC rules and transmission regulations; load projections; storm impacts; the cost and efficiency of construction labor, equipment, and materials; and the cost of capital. In addition, there can be no assurance that costs related to capital expenditures will be fully recovered.

Other funding requirements related to obligations associated with scheduled maturities of long-term debt, as well as the related interest, derivative obligations, preferred stock dividends, leases, and other purchase commitments are as follows. See Notes 1, 6, and 7 to the financial statements for additional information.

Contractual Obligations

	2006	2007-2008	2009-2010	After 2010	Total
			(in thousands)		
Long-term debt and preferred securities [a] --					
Principal	$100,000	$ -	$ 40,000	$238,777	$ 378,777
Interest	14,137	28,274	26,418	287,922	356,751
Commodity derivative obligations [b]	969	105	-	-	1,074
Preferred stock dividends [c]	1,728	3,456	3,456	-	8,640
Operating leases	33,927	65,371	61,908	32,513	193,719
Purchase commitments [d]					
Capital [e]	126,000	251,000	-	-	377,000
Coal	184,342	82,690	-	-	267,032
Natural gas [f]	168,311	137,809	11,876	42,269	360,265
Long-term service agreements	13,198	22,796	23,219	95,538	154,751
Post retirement benefit trust [g]	260	520	-	-	780
Total	$642,872	$592,021	$166,877	$697,019	$2,098,789

(a) All amounts are reflected based on final maturity dates. The Company plans to continue to retire higher-cost securities and replace these obligations with lower-cost capital if market conditions permit. Variable rate interest obligations are estimated based on rates as of January 1, 2006, as reflected in the statements of capitalization.

(b) For additional information, see Notes 1 and 6 to the financial statements herein.

(c) Preferred stock does not mature; therefore, amounts are provided for the next five years only.

(d) The Company generally does not enter into non-cancelable commitments for other operation and maintenance expenditures. Total other operation and maintenance expenses for the last three years were $240 million, $237 million, and $300 million, respectively.

(e) The Company forecasts capital expenditures over a three-year period. Amounts represent current estimates of total expenditures. At December 31, 2005, significant purchase commitments were outstanding in connection with the construction program.

(f) Natural gas purchase commitments are based on various indices at the time of delivery. Amounts reflected have been estimated based on the New York Mercantile Exchange future prices at December 31, 2005.

(g) The Company forecasts postretirement trust contributions over a three-year period. No contributions related to the Company's pension trust are currently expected during this period. See Note 2 to the financial statements for additional information related to the pension and postretirement plans, including estimated benefit payments. Certain benefit payments will be made through the related trusts. Other benefit payments will be made from the Company's corporate assets.

Cautionary Statement Regarding Forward-Looking Statements

The Company's 2005 Annual Report contains forward-looking statements. Forward-looking statements include, among other things, retail sales growth, storm damage cost recovery and repairs, environmental regulations and expenditures, earnings growth, the Company's projections for postretirement benefit trust contributions, financing activities, access to sources of capital, impacts of the adoption of new accounting rules, completion of construction projects, and estimated construction and other expenditures. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "could," "should," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential," or "continue" or the negative of these terms or other similar terminology. There are various factors that could cause actual results to differ materially from those suggested by in the forward-looking statements; accordingly, there can be no assurance that such indicated results will be realized. These factors include:

- the impact of recent and future federal and state regulatory change, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric utility industry, implementation of the Energy Policy Act of 2005, and also changes in environmental, tax, and other laws and regulations to which the Company is subject, as well as changes in application of existing laws and regulations;
- current and future litigation, regulatory investigations, proceedings or inquiries, including FERC matters, and EPA civil actions;
- the effects, extent and timing of the entry of additional competition in the markets in which the Company operates;
- variations in demand for electricity and gas, including those relating to weather, the general economy and population, and business growth (and declines);
- available sources and costs of fuels;
- ability to control costs;
- investment performance of the Company's employee benefit plans;
- advances in technology;
- state and federal rate regulations and the impact of pending and future rate cases and negotiations, including rate cases relating to fuel cost recovery;
- internal restructuring or other restructuring options that may be pursued;
- potential business strategies, including acquisitions or dispositions of assets or businesses, which cannot be assured to be completed or beneficial to the Company;
- the ability of counterparties of the Company to make payments as and when due;
- the ability to obtain new short- and long-term contracts with neighboring utilities;
- the direct or indirect effect on the Company's business resulting from terrorist incidents and the threat of terrorist incidents;
- interest rate fluctuations and financial market conditions and the results of financing efforts, including the Company's credit ratings;
- the ability of the Company to obtain additional generating capacity at competitive prices;
- catastrophic events such as fires, earthquakes, explosions, floods, hurricanes, or other similar occurrences;
- the direct or indirect effects on the Company's business resulting from incidents similar to the August 2003 power outage in the Northeast;
- the effect of accounting pronouncements issued periodically by standard setting bodies; and
- other factors discussed elsewhere herein and in other reports (including the Form 10-K) filed by the Company from time to time with the Securities and Exchange Commission.

The Company expressly disclaims any obligation to update any forward-looking statements.

STATEMENTS OF INCOME

For the Years Ended December 31, 2005, 2004, and 2003

Mississippi Power Company 2005 Annual Report

	2005	2004	2003
		(in thousands)	
Operating Revenues:			
Retail sales	**$618,860**	$584,313	$516,301
Sales for resale --			
Non-affiliates	**283,413**	265,863	249,986
Affiliates	**50,460**	44,371	26,723
Contract termination	**-**	-	62,111
Other revenues	**17,000**	15,779	14,803
Total operating revenues	**969,733**	910,326	869,924
Operating Expenses:			
Fuel	**358,572**	324,882	229,693
Purchased power --			
Non-affiliates	**32,208**	33,528	18,523
Affiliates	**111,284**	73,235	74,674
Other operations --			
Plant Daniel capacity	**-**	-	60,300
Other	**168,355**	160,477	169,333
Maintenance	**71,267**	77,001	70,043
Depreciation and amortization	**33,549**	39,390	55,700
Taxes other than income taxes	**60,058**	55,572	53,991
Total operating expenses	**835,293**	764,085	732,257
Operating Income	**134,440**	146,241	137,667
Other Income and (Expense):			
Interest income	**1,718**	777	617
Interest expense	**(11,230)**	(11,776)	(14,369)
Interest expense to affiliate trust	**(2,598)**	(1,948)	-
Distributions on mandatorily redeemable preferred securities	**-**	(630)	(2,520)
Other income (expense), net	**(415)**	(1,365)	(568)
Total other income and (expense)	**(12,525)**	(14,942)	(16,840)
Earnings Before Income Taxes	**121,915**	131,299	120,827
Income taxes	**46,374**	50,666	45,315
Net Income	**75,541**	80,633	75,512
Dividends on Preferred Stock	**1,733**	3,832	2,013
Net Income After Dividends on Preferred Stock	**$ 73,808**	$ 76,801	$ 73,499

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2005, 2004, and 2003

Mississippi Power Company 2005 Annual Report

	2005	2004	2003
		(in thousands)	
Operating Activities:			
Net income	**$ 75,541**	$ 80,633	$ 75,512
Adjustments to reconcile net income to net cash provided from operating activities --			
Depreciation and amortization	**63,319**	60,260	60,226
Deferred income taxes and investment tax credits, net	**118,316**	44,424	(8,562)
Plant Daniel capacity	**(25,125)**	(16,508)	60,300
Pension, postretirement, and other employee benefits	**2,938**	(1,084)	(1,014)
Tax benefit of stock options	**3,723**	1,532	3,018
Other, net	**1,493**	(1,823)	1,816
Changes in certain current assets and liabilities --			
Receivables	**(107,836)**	(26,250)	20,864
Fossil fuel stock	**(25,745)**	5,528	2,070
Materials and supplies	**(6,234)**	(3,768)	(1,607)
Prepaid income taxes	**(40,059)**	3,419	(5,638)
Other current assets	**(2,498)**	(2,018)	6,807
Hurricane Katrina accounts payable	**(82,102)**	-	-
Other accounts payable	**40,255**	(5,555)	(20,602)
Accrued taxes	**4,001**	151	(8,976)
Accrued compensation	**674**	82	(2,568)
Over recovered regulatory clause revenues	**20,831**	(25,761)	694
Other current liabilities	**441**	6,052	3,264
Net cash provided from operating activities	**41,933**	119,314	185,604
Investing Activities:			
Property additions	**(158,084)**	(72,066)	(72,134)
Cost of removal net of salvage	**(26,140)**	(3,189)	(5,811)
Construction payables	**16,417**	1,243	(1,414)
Other	**(2,655)**	(2,066)	-
Net cash used for investing activities	**(170,462)**	(76,078)	(79,359)
Financing Activities:			
Increase in notes payable, net	**202,124**	-	-
Proceeds --			
Senior notes	**30,000**	40,000	90,000
Preferred stock	**-**	30,000	-
Capital contributions from parent company	**(25)**	1,791	4,912
Redemptions --			
First mortgage bonds	**(30,000)**	-	(33,350)
Pollution control bonds	**-**	-	(850)
Senior notes	**-**	(80,000)	(86,628)
Preferred stock	**-**	(28,388)	-
Payment of preferred stock dividends	**(1,733)**	(1,829)	(2,013)
Payment of common stock dividends	**(62,000)**	(66,200)	(66,000)
Other	**(2,481)**	(785)	(5,891)
Net cash provided from (used for) financing activities	**135,885**	(105,411)	(99,820)
Net Change in Cash and Cash Equivalents	**7,356**	(62,175)	6,425
Cash and Cash Equivalents at Beginning of Year	**6,945**	69,120	62,695
Cash and Cash Equivalents at End of Year	**$ 14,301**	$ 6,945	$ 69,120
Supplemental Cash Flow Information:			
Cash paid during the period for --			
Interest	**$13,499**	$12,084	$17,334
Income taxes (net of refunds)	**(40,801)**	6,654	60,618

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS

At December 31, 2005 and 2004

Mississippi Power Company 2005 Annual Report

Assets	**2005**	2004
	(in thousands)	
Current Assets:		
Cash and cash equivalents	**$ 14,301**	$ 6,945
Receivables --		
Customer accounts receivable	**36,747**	32,978
Unbilled revenues	**20,267**	20,803
Under recovered regulatory clause revenues	**120,653**	32,499
Other accounts and notes receivable	**21,503**	8,881
Insurance receivable	**60,163**	-
Affiliated companies	**19,595**	15,769
Accumulated provision for uncollectible accounts	**(2,321)**	(774)
Fossil fuel stock, at average cost	**45,449**	19,704
Materials and supplies, at average cost	**33,673**	27,438
Assets from risk management activities	**20,429**	4,471
Prepaid income taxes	**42,278**	5,814
Other	**12,625**	12,741
Total current assets	**445,362**	187,269
Property, Plant, and Equipment:		
In service	**1,987,294**	1,882,542
Less accumulated provision for depreciation	**803,754**	697,862
	1,183,540	1,184,680
Construction work in progress	**52,225**	27,961
Total property, plant, and equipment	**1,235,765**	1,212,641
Other Property and Investments	**6,825**	6,402
Deferred Charges and Other Assets:		
Deferred charges related to income taxes	**9,863**	10,668
Prepaid pension costs	**17,264**	19,158
Deferred property damage	**209,324**	-
Other	**56,866**	42,975
Total deferred charges and other assets	**293,317**	72,801
Total Assets	**$1,981,269**	$1,479,113

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS
At December 31, 2005 and 2004
Mississippi Power Company 2005 Annual Report

Liabilities and Stockholder's Equity	2005	2004
	(in thousands)	
Current Liabilities:		
Notes payable	**$ 202,124**	$ -
Accounts payable --		
Affiliated	**122,899**	19,568
Other	**89,598**	52,688
Customer deposits	**7,298**	9,053
Accrued taxes --		
Income taxes	**17,736**	396
Other	**48,296**	44,285
Accrued interest	**3,408**	1,731
Accrued compensation	**24,587**	23,913
Regulatory clauses over recovery	**26,188**	5,356
Plant Daniel capacity	**13,008**	25,125
Other	**40,334**	27,067
Total current liabilities	**595,476**	209,182
Long-term Debt (See accompanying statements)	**242,548**	242,498
Long-term Debt Payable to Affiliated Trust (See accompanying statements)	**36,082**	36,082
Deferred Credits and Other Liabilities:		
Accumulated deferred income taxes	**266,629**	167,345
Deferred credits related to income taxes	**19,003**	20,261
Accumulated deferred investment tax credits	**17,465**	18,654
Employee benefit obligations	**58,318**	57,275
Other cost of removal obligations	**81,284**	76,228
Other regulatory liabilities	**13,411**	23,154
Other	**57,113**	49,817
Total deferred credits and other liabilities	**513,223**	412,734
Total Liabilities	**1,387,329**	900,496
Preferred Stock (See accompanying statements)	**32,780**	32,780
Common Stockholder's Equity (See accompanying statements)	**561,160**	545,837
Total Liabilities and Stockholder's Equity	**$1,981,269**	$1,479,113
Commitments and Contingent Matters (See notes)		

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CAPITALIZATION
At December 31, 2005 and 2004
Mississippi Power Company 2005 Annual Report

	2005	2004	2005	2004
	(in thousands)		*(percent of total)*	
Long-Term Debt:				
First mortgage bonds -- 6.875% due 2025	$ -	$ 30,000		
Long-term notes payable --				
5.4% to 5.625% due 2033-2035	**120,000**	90,000		
Adjustable rates (4.64% at 1/1/06) due 2009	**40,000**	40,000		
Total long-term notes payable	**160,000**	130,000		
Other long-term debt --				
Pollution control revenue bonds -- non-collateralized:				
Variable rates (3.45% to 3.87% at 1/1/06) due 2020-2028	**82,695**	82,695		
Unamortized debt premium (discount), net	**(147)**	(197)		
Total long-term debt (annual interest requirement -- $11.5 million)	**242,548**	242,498	**27.8%**	28.3%
Long-term Debt Payable to Affiliated Trust:				
7.20% due 2041 (annual interest requirement -- $2.6 million)	**36,082**	36,082	**4.1**	4.2
Cumulative Preferred Stock:				
$100 par value				
Authorized -- 1,244,139 shares				
Outstanding -- 334,210 shares				
4.40% to 5.25% (annual dividend requirement -- $1.7 million)	**32,780**	32,780	**3.8**	3.8
Common Stockholder's Equity:				
Common stock, without par value --				
Authorized - 1,130,000 shares				
Outstanding - 1,121,000 shares	**37,691**	37,691		
Paid-in capital	**299,536**	295,837		
Retained earnings	**227,701**	215,893		
Accumulated other comprehensive income (loss)	**(3,768)**	(3,584)		
Total common stockholder's equity	**561,160**	545,837	**64.3**	63.7
Total Capitalization	**$872,570**	$857,197	**100.0%**	100.0%

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

For the Years Ended December 31, 2005, 2004, and 2003

Mississippi Power Company 2005 Annual Report

	Common Stock	Paid-In Capital	Retained Earnings	Other Comprehensive Income (loss)	Total
			(in thousands)		
Balance at December 31, 2002	$37,691	$285,606	$195,920	$(1,264)	$517,953
Net income after dividends on preferred stock	-	-	73,499	-	73,499
Capital contributions from parent company	-	7,235	-	-	7,235
Other comprehensive income (loss)	-	-	-	(198)	(198)
Cash dividends on common stock	-	-	(66,000)	-	(66,000)
Balance at December 31, 2003	37,691	292,841	203,419	(1,462)	532,489
Net income after dividends on preferred stock	-	-	76,801	-	76,801
Capital contributions from parent company	-	3,323	-	-	3,323
Other comprehensive income (loss)	-	-	-	(2,122)	(2,122)
Cash dividends on common stock	-	-	(66,200)	-	(66,200)
Other	-	(327)	1,873	-	1,546
Balance at December 31, 2004	**37,691**	**295,837**	**215,893**	**(3,584)**	**545,837**
Net income after dividends on preferred stock	**-**	**-**	**73,808**	**-**	**73,808**
Capital contributions from parent company	**-**	**3,699**	**-**	**-**	**3,699**
Other comprehensive income (loss)	**-**	**-**	**-**	**(184)**	**(184)**
Cash dividends on common stock	**-**	**-**	**(62,000)**	**-**	**(62,000)**
Balance at December 31, 2005	**$37,691**	**$299,536**	**$227,701**	**$(3,768)**	**$561,160**

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2005, 2004, and 2003

Mississippi Power Company 2005 Annual Report

	2005	2004	2003
Net income after dividends on preferred stock	**$73,808**	$76,801	$73,499
Other comprehensive income (loss):			
Change in additional minimum pension liability, net of tax of $(167), $(1,131) and $(123), respectively	**(269)**	(1,825)	(198)
Change in fair value of marketable securities, net of tax of $49	**-**	80	-
Changes in fair value of qualifying hedges, net of tax of $53 and $(184), respectively	**85**	(297)	-
Less: Reclassification adjustment for amounts included in net income, net of tax of $(49)	**-**	(80)	-
Total other comprehensive income (loss)	**(184)**	(2,122)	(198)
Comprehensive Income	**$73,624**	$74,679	$73,301

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Mississippi Power Company (Company) is a wholly owned subsidiary of Southern Company, which is the parent company of five retail operating companies, Southern Power Company (Southern Power), Southern Company Services (SCS), Southern Communications Services (SouthernLINC Wireless), Southern Company Holdings (Southern Holdings), Southern Nuclear Operating Company (Southern Nuclear), Southern Telecom, and other direct and indirect subsidiaries. The retail operating companies, Alabama Power, Georgia Power, Gulf Power, the Company, and Savannah Electric, provide electric service in four southeastern states. The Company operates as a vertically integrated utility providing service to retail customers in southeast Mississippi and to wholesale customers in the Southeast. Southern Power constructs, owns, and manages Southern Company's competitive generation assets and sells electricity at market-based rates in the wholesale market. Contracts among the retail operating companies and Southern Power, related to jointly owned generating facilities, interconnecting transmission lines, or the exchange of electric power, are regulated by the Federal Energy Regulatory Commission (FERC). SCS, the system service company, provides, at cost, specialized services to Southern Company and its subsidiary companies. SouthernLINC Wireless provides digital wireless communications services to the retail operating companies and also markets these services to the public within the Southeast. Southern Telecom provides fiber cable services within the Southeast. Southern Holdings is an intermediate holding subsidiary for Southern Company's investments in synthetic fuels and leveraged leases and various other energy related businesses. Southern Nuclear operates and provides services to Southern Company's nuclear power plants. On January 4, 2006, Southern Company completed the sale of substantially all the assets of Southern Company Gas, its competitive retail natural gas marketing subsidiary.

The equity method is used for subsidiaries which are variable interest entities and for which the Company is not the primary beneficiary. Certain prior years' data presented in the financial statements have been reclassified to conform with current year presentation.

Southern Company was registered as a holding company under the Public Utility Holding Company Act of 1935, as amended (PUHCA), until its repeal on February 8, 2006, and Southern Company and its subsidiaries, including the Company, were subject to the regulatory provisions of PUHCA. The Company is also subject to regulation by the FERC and the Mississippi Public Service Commission (PSC). The Company follows accounting principles generally accepted in the United States and complies with the accounting policies and practices prescribed by its regulatory commissions. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates, and the actual results may differ from those estimates.

Affiliate Transactions

The Company has an agreement with SCS under which the following services are rendered to the Company at direct or allocated cost: general and design engineering, purchasing, accounting and statistical analysis, finance and treasury, tax, information resources, marketing, auditing, insurance and pension administration, human resources, systems and procedures, and other services with respect to business and operations and power pool transactions. Costs for these services amounted to $51.6 million, $45.3 million, and $46.1 million during 2005, 2004, and 2003, respectively. Cost allocation methodologies used by SCS were approved by the Securities and Exchange Commission (SEC) prior to the repeal of PUHCA, and management believes they are reasonable.

The Company provides incidental services to and receives such services from other Southern Company subsidiaries which are generally minor in duration and amount. However, with the hurricane damage experienced in the last two years, assistance for storm restoration has caused an increase in these activities. The total amount of storm restoration provided to Alabama Power, Georgia Power, and Gulf Power in 2004 and 2005 was $3.3 million and $1.0 million, respectively. These activities were billed at cost. The Company received storm restoration assistance from other Southern Company subsidiaries in 2005 totaling $73.5 million.

The Company has an agreement with Alabama Power under which the Company owns a portion of Greene County Steam Plant. Alabama Power operates Greene County Steam Plant, and the Company reimburses Alabama Power for its proportionate share of all associated expenditures and costs. The Company reimbursed Alabama Power for the Company's proportionate share of related expenses which totaled $8.2 million, $7.2 million, and $6.6 million in 2005, 2004, and 2003, respectively. The Company also has an agreement with Gulf Power under which Gulf Power owns a portion of Plant Daniel. The Company operates Plant Daniel, and Gulf Power reimburses the Company for its proportionate share of all associated expenditures and costs. Gulf Power reimbursed the Company for Gulf Power's proportionate share of related expenses which totaled $18.4 million, $17.8 million, and $17.7 million in 2005, 2004, and 2003, respectively. See Notes 4 and 5 for additional information on certain deferred tax liabilities payable to affiliates.

The retail operating companies, including the Company, and Southern Power may jointly enter into various types of wholesale energy, natural gas, and certain other contracts, either directly or through SCS, as agent. Each participating company may be jointly and severally liable for the obligations incurred under these agreements. See Note 7 under "Fuel Commitments" for additional information.

Regulatory Assets and Liabilities

The Company is subject to the provisions of Financial Accounting Standards Board (FASB) Statement No. 71, Accounting for the Effects of Certain Types of Regulation. Regulatory assets represent probable future revenues associated with certain costs that are expected to be recovered from customers through the ratemaking process. Regulatory liabilities represent probable future reductions in revenues associated with amounts that are expected to be credited to customers through the ratemaking process.

Regulatory assets and (liabilities) reflected in the balance sheets at December 31 relate to:

	2005	2004	Note
	(in thousands)		
Hurricane Katrina	**$209,324**	$ -	(i)
Property Damage	**(500)**	(5,035)	(g)
Deferred income tax charges	**10,443**	11,358	(a)
Property tax	**15,148**	11,199	(b)
Vacation pay	**6,954**	6,125	(c)
Loss on reacquired debt	**10,381**	9,437	(d)
Loss on redeemed preferred stock	**914**	1,086	(e)
Other regulatory assets	**405**	460	
Fuel-hedging assets	**232**	2,666	(f)
Asset retirement obligations	**10,668**	1,398	(a)
Deferred income tax credits	**(20,559)**	(21,789)	(a)
Other cost of removal obligations	**(81,284)**	(76,228)	(a)
Plant Daniel capacity	**(18,667)**	(43,792)	(h)
Fuel-hedging liabilities	**(27,695)**	(4,027)	(f)
Other liabilities	**(660)**	(142)	(g)
Total	**$115,104**	$(107,284)	

Note: The recovery and amortization periods for these regulatory assets and (liabilities) are as follows:

(a) Asset retirement and removal liabilities are recorded, deferred income tax assets are recovered and deferred tax liabilities are amortized over the related property lives, which may range up to 50 years. Asset retirement and removal liabilities will be settled and trued up following completion of the related activities.

(b) Recovered through the ad valorem tax adjustment clause over a 12-month period beginning in April of the following year.

(c) Recorded as earned by employees and recovered as paid, generally within one year.

(d) Recovered over the remaining life of the original issue or, if refinanced, over the life of the new issue, which may range up to 50 years.

(e) Amortized over a period beginning in 2004 that is not to exceed seven years.

(f) Fuel-hedging assets and liabilities are recorded over the life of the underlying hedged purchase contracts, which generally do not exceed two years. Upon final settlement, costs are recovered through the Energy Cost Management clause (ECM).

(g) Recorded and recovered as approved by the Mississippi PSC.

(h) Amortized over a four-year period ending in 2007.

(i) For additional information, see Note 3 under "Retail Regulatory Matters – Storm Damage Cost Recovery."

In the event that a portion of the Company's operations is no longer subject to the provisions of FASB Statement No. 71, the Company would be required to write off related regulatory assets and liabilities that are not specifically recoverable through regulated rates. In addition, the Company would be required to determine if any impairment to other assets, including plant, exists and write down the assets, if impaired, to their fair value. All regulatory assets and liabilities are to be reflected in rates. See Note 3 herein under "Retail Regulatory Matters – Storm Damage Cost Recovery."

Revenues

Energy and other revenues are recognized as services are rendered. Capacity revenues from long-term contracts are recognized at the lesser of the levelized amount or the amount billable under the contract over the respective contract period. Unbilled revenues are accrued at the end of each fiscal period. The Company's retail and wholesale rates include provisions to adjust billings for fluctuations in fuel costs, fuel hedging, the energy component of purchased power costs, and certain other costs. Retail rates also include provisions to adjust billings for fluctuations in costs for ad valorem taxes and certain qualifying environmental costs. Revenues are adjusted for differences between these actual costs and amounts billed in current regulated rates. Under or over recovered regulatory clause revenues are recorded in the balance sheets and are recovered or returned to customers through adjustments to the billing factors. The Company is required to file with the Mississippi PSC for an adjustment to the fuel cost recovery factor annually.

The Company has a diversified base of customers. For years ended December 31, 2005 and December 31, 2004, no single customer or industry accounted for 10 percent or more of revenue. However, for the year ended December 31, 2003, Dynegy, Inc. (Dynegy) accounted for approximately 14.8 percent of revenues as a result of non-recurring contract termination revenues. For all periods presented, uncollectible accounts continued to average less than 1 percent of revenues.

Fuel Costs

Fuel costs are expensed as the fuel is used. Fuel expense includes the cost of purchased emission allowances as they are used. Fuel costs also included gains and/or losses from fuel hedging programs as approved by the Mississippi PSC.

Income Taxes

The Company uses the liability method of accounting for deferred income taxes and provides deferred income taxes for all significant income tax temporary differences. Investment tax credits utilized are deferred and amortized to income over the average lives of the related property.

Property, Plant, and Equipment

Property, plant, and equipment is stated at original cost less regulatory disallowances and impairments. Original cost includes: materials; labor; minor items of property; payroll-related costs such as taxes, pensions, and other benefits; and the interest capitalized and/or cost of funds used during construction for projects over $10 million.

The Company's property, plant, and equipment consisted of the following at December 31 (in thousands):

	2005	2004
Generation	**$ 833,598**	$ 824,755
Transmission	**390,961**	377,717
Distribution	**624,769**	547,231
General	**137,966**	132,839
Total plant in service	**$1,987,294**	$1,882,542

The cost of replacements of property, exclusive of minor items of property, is capitalized. The cost of maintenance, repairs, and replacement of minor items of property is charged to maintenance expense except for the cost of maintenance of coal cars and a portion of the railway track maintenance costs, which are charged to fuel stock and recovered through the Company's fuel clause.

Depreciation and Amortization

Depreciation of the original cost of plant in service is provided primarily by using composite straight-line rates, which approximated 3.4 percent in each of 2005, 2004, and 2003. Depreciation studies are conducted periodically to update the composite rates. The Company filed a study in 2005 with the Mississippi PSC and is awaiting approval. When property subject to depreciation is retired or otherwise disposed of in the normal course of business, its cost, together with the cost of removal, less salvage, is charged to the accumulated depreciation provision. Minor items of property included in the original cost of the plant are retired when the related property unit is retired. Depreciation expense includes an amount for the expected cost of removal of facilities.

In January 2006, the Mississippi PSC issued an accounting order directing the Company to exclude from its calculation of depreciation expense approximately $1.2 million related to capitalized Hurricane Katrina costs since these costs will be recovered separately.

In December 2003, the Mississippi PSC issued an interim accounting order directing the Company to expense and record a regulatory liability of $60.3 million while it considered the Company's request to include 266 megawatts of Plant Daniel Units 3 and 4 generating capacity in jurisdictional cost of service. In May 2004, the Mississippi PSC approved the Company's request effective January 1, 2004 and ordered the Company to amortize the regulatory liability previously established to reduce depreciation and amortization expenses as follows: $16.5 million in 2004, $25.1 million in 2005, $13.0 million in 2006, and $5.7 million in 2007.

Asset Retirement Obligations and Other Costs of Removal

Effective January 1, 2003, the Company adopted FASB Statement No.143, Accounting for Asset Retirement Obligations, which established new accounting and reporting standards for legal obligations associated with the ultimate cost of retiring long-lived assets. The present value of the ultimate cost for an asset's future retirement is recorded in the period in which the liability is incurred. The costs are capitalized as part of the related long-lived asset and depreciated over the asset's useful life. In addition, effective December 31, 2005, the Company adopted the provisions of FASB Interpretation No. 47, Conditional Asset Retirement Obligations, which requires that an asset retirement obligation be recorded even though the timing and/or method of settlement are conditional on future events. Prior to December 2005, the Company did not recognize asset retirement obligations for asbestos removal and disposal of polychlorinated biphenyls in certain transformers because of the timing of their requirements was dependent on future events. The Company has received accounting guidance from the Mississippi PSC allowing the continued accrual of other future retirement costs for long-lived assets that the Company does not have a legal obligation to retire. Accordingly, the accumulated removal costs for these obligations will continue to be reflected in the balance sheets as a regulatory liability. Therefore, the Company had no cumulative effect to net income resulting from the adoption of Statement No. 143 or Interpretation No. 47.

The Company has retirement obligations related to various landfill sites and underground storage tanks. In connection with the adoption of Interpretation No. 47, the Company also recorded additional asset retirement obligations (and assets) of $9.5 million, primarily related to asbestos. The Company has also identified retirement obligations related to certain transmission and distribution facilities, co-generation facilities, certain wireless communication towers, and certain structures authorized by the United States Army Corps of Engineers. However, liabilities for the removal of these assets have not been recorded because the range of time over which the Company may settle these obligations is unknown and cannot be reasonably estimated. The Company will continue to recognize in the statements of income allowed removal costs in accordance with its regulatory treatment. Any differences between costs recognized under Statement No. 143 and Interpretation No. 47 and those reflected in rates are recognized as either a regulatory asset or liability, as ordered by the Mississippi PSC, and are reflected in the balance sheets.

Details of the asset retirement obligations included in the balance sheets are as follows:

	2005	2004
	(in millions)	
Balance, beginning of year	$ 5.5	$2.5
Liabilities incurred	9.5	-
Liabilities settled	-	-
Accretion	0.4	0.2
Cash flow revisions	-	2.8
Balance, end of year	$15.4	$5.5

If Interpretation No. 47 had been adopted as of December 31, 2004, the pro forma asset retirement obligations would have been $14.1 million.

Impairment of Long-Lived Assets and Intangibles

The Company evaluates long-lived assets for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is based on either a specific regulatory disallowance or an estimate of undiscounted future cash flows attributable to the assets, as compared to the carrying value of the assets. If an impairment has occurred, the amount of the impairment recognized is determined by either the amount of regulatory disallowance or by estimating the fair value of the asset and recording a loss for the amount of the carrying value that is greater than the fair value. For assets identified as held for sale, the carrying value is compared to the estimated fair value less the cost to sell in order to determine if an impairment provision is required. Until the assets are disposed of, their estimated fair value is re-evaluated when circumstances or events change.

Provision for Property Damage

The Company carries insurance for the cost of certain types of damage to generation plants and general property. However, the Company is self-insured for the cost of storm, fire, and other uninsured casualty damage to its property, including transmission and distribution facilities. As permitted by the Mississippi PSC and the FERC, the Company accrues for the cost of such damage through an annual expense accrual credited to a regulatory liability account. The cost of repairing actual damage resulting from such events that individually exceed $50,000 is charged to the reserve. The annual accruals may range from $1.5 million to $4.6 million with a maximum reserve totaling $23 million. The Company accrued $1.5 million in 2005, $4.6 million in 2004, and $2.5 million in 2003. See Note 3 under "Storm Damage Cost Recovery" for additional information regarding the depletion of these reserves following Hurricane Katrina and the deferral of additional costs, as well as additional rate riders or other cost recovery mechanisms which may be approved by the Mississippi PSC to replenish these reserves.

Environmental Cost Recovery

The Company must comply with other environmental laws and regulations that cover the handling and disposal of waste and releases of hazardous substances. Under these various laws and regulations, the Company may also incur substantial costs to clean up properties. The Company has authority from the Mississippi PSC to recover approved environmental compliance costs through retail rates. The Company filed its 2006 ECO Plan in February 2006, which if approved as filed, is anticipated to result in a slight decrease in customer prices.

Cash and Cash Equivalents

For purposes of the financial statements, temporary cash investments are considered cash equivalents. Temporary cash investments are securities with original maturities of 90 days or less.

Materials and Supplies

Generally, materials and supplies include the average cost of transmission, distribution, and generating plant materials. Materials are charged to inventory when purchased and then expensed or capitalized to plant, as appropriate, when installed or used.

Fuel Inventory

Fuel inventory includes the average costs of oil, coal, natural gas, and emission allowances. Fuel is charged to inventory when purchased and then expensed as used. Emission allowances granted by the Environmental Protection Agency (EPA) are included in inventory at zero cost.

Stock Options

Southern Company provides non-qualified stock options to a large segment of the Company's employees ranging from line management to executives. The Company accounts for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25. Accordingly, no compensation expense has been recognized because the exercise price of all options granted equaled the fair-market value of Southern Company's common stock on the date of grant. When options are exercised, the Company receives a capital contribution from Southern Company equivalent to the related income tax benefit.

For pro forma purposes, the Company generally recognizes stock option expense on a straight-line basis over the vesting period. Stock options granted to employees who are eligible for retirement are expensed at the grant date. The pro forma impact of fair-value accounting for options granted on net income is as follows:

	As Reported	Option Impact	Pro Forma
		(in thousands)	
2005	**$73,808**	**$(648)**	**$73,160**
2004	76,801	(682)	76,119
2003	73,499	(758)	72,741

The estimated fair values of stock options granted in 2005, 2004, and 2003 were derived using the Black-Scholes stock option pricing model. The following table shows the assumptions and the weighted average fair values of stock options:

	2005	2004	2003
Interest rate	**3.9%**	3.1%	2.7%
Average expected life of stock options (in years)	**5.0**	5.0	4.3
Expected volatility of common stock	**17.9%**	19.6%	23.6%
Expected annual dividends on common stock	**$1.43**	$1.40	$1.37
Weighted average fair value of stock options granted	**$3.90**	$3.29	$3.59

Financial Instruments

The Company uses derivative financial instruments to limit exposure to the prices of certain fuel purchases and electricity purchases and sales. All derivative financial instruments are recognized as either assets or liabilities and are measured at fair value. Substantially all of the Company's bulk energy purchases and sales contracts that meet the definition of a derivative are exempt from fair value accounting requirements and are accounted for under the accrual method. Other derivative contracts qualify as cash flow hedges of anticipated transactions or are recoverable through the Mississippi PSC approved fuel hedging program as discussed below. This results in the deferral of related gains and losses in other comprehensive income or regulatory assets and liabilities, respectively, as appropriate until the hedged transactions occur. Any ineffectiveness arising from cash flow hedges is recognized currently in net income. Other derivative contracts are marked to market through current period income and are recorded on a net basis in the statements of income.

The Mississippi PSC has approved the Company's request to implement an ECM which, among other things, allows the Company to utilize financial instruments to hedge its fuel commitments. Changes in the fair value of these financial instruments are recorded as regulatory assets or liabilities. Amounts paid or received as a result of financial settlement of these instruments are classified as fuel expense and are included in the ECM factor applied to customer billings. The Company's jurisdictional wholesale customers have a similar ECM mechanism, which has been approved by the FERC.

The Company is exposed to losses related to financial instruments in the event of counterparties' nonperformance. The Company has established controls to determine and monitor the creditworthiness of counterparties in order to mitigate the Company's exposure to counterparty credit risk.

Other financial instruments for which the carrying amount did not equal the fair value at December 31 were as follows:

	Carrying Amount	Fair Value
	(in thousands)	
Long-term debt:		
2005	**$278,630**	**$273,278**
2004	$278,580	$282,884

The fair values were based on either closing market price or closing price of comparable instruments.

Comprehensive Income

The objective of comprehensive income is to report a measure of all changes in common stock equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Comprehensive income consists of net income, changes in the fair value of qualifying cash flow hedges and marketable securities and changes in additional minimum pension liability, less income taxes, and reclassifications for amounts included in net income.

Variable Interest Entities

The primary beneficiary of a variable interest entity must consolidate the related assets and liabilities. The Company has established a wholly-owned trust established to issue preferred securities. However, the Company is not the primary beneficiary of the trust. Therefore, the investments in this trust are reflected as Other Investments and the related loan from the trust are reflected as Long-term Debt Payable to Affiliated Trust in the balance sheets. See Note 6 under "Mandatorily Redeemable Preferred Securities/Long-Term Debt Payable to Affiliated Trusts" for additional information.

2. RETIREMENT BENEFITS

The Company has a defined benefit, trusteed, pension plan covering substantially all employees. The plan is funded in accordance with requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). In 2005, the plan was amended to provide an additional monthly supplement to certain retirees. No contributions to the plan are expected for the year ending December 31, 2006. The Company also provides certain non-qualified benefit plans for a selected group of management and highly compensated employees. Benefits under these non-qualified plans are funded on a cash basis. The Company provides certain medical care and life insurance benefits for retired employees. In addition, trusts are funded to the extent required by the Mississippi PSC and the FERC. For the year ending December 31, 2006, postretirement trust contributions are expected to total approximately $260,000.

The measurement date for plan assets and obligations is September 30 of each year presented.

Pension Plans

The total accumulated benefit obligation for the pension plans was $235 million and $211 million for 2005 and 2004, respectively. Changes during the year in the projected benefit obligations, accumulated benefit obligations, and fair value of plan assets were as follows:

	Projected Benefit Obligations	
	2005	2004
	(in thousands)	
Balance at beginning of year	**$232,658**	$207,689
Service cost	**6,566**	6,153
Interest cost	**13,089**	12,249
Benefits paid	**(10,703)**	(10,564)
Actuarial loss and employee transfers	**12,080**	16,342
Amendments	**1,347**	789
Balance at end of year	**$255,037**	$232,658

	Plan Assets	
	2005	2004
	(in thousands)	
Balance at beginning of year	**$222,543**	$210,285
Actual return on plan assets	**33,654**	20,419
Benefits paid	**(9,497)**	(8,985)
Employee transfers	**(429)**	824
Balance at end of year	**$246,271**	$222,543

In 2005, the projected benefit obligations for the qualified and non-qualified pension plans were $234.3 million and $20.8 million, respectively. All plan assets are related to the qualified plan.

Pension plan assets are managed and invested in accordance with all applicable requirements, including ERISA and the Internal Revenue Code of 1986, as amended (Internal Revenue Code). The Company's investment policy covers a diversified mix of assets, including equity and fixed income securities, real estate, and private equity, as described in the table below. Derivative instruments are used primarily as hedging tools but may also be used to gain efficient exposure to the various asset classes. The Company primarily minimizes the risk of large losses through diversification but also monitors and manages other aspects of risk.

		Plan Assets	
	Target	**2005**	2004
Domestic equity	36%	**40%**	36%
International equity	24	**24**	20
Fixed income	15	**17**	26
Real estate	15	**13**	10
Private equity	10	**6**	8
Total	100%	**100%**	100%

The reconciliations of the funded status with the accrued pension costs recognized in the balance sheets were as follows:

	2005	2004
	(in thousands)	
Funded status	**$ (8,767)**	$(10,115)
Unrecognized transition obligation	**(545)**	(1,090)
Unrecognized prior service cost	**14,288**	14,423
Unrecognized net gain (loss)	**3,915**	8,315
Prepaid pension asset, net	**$ 8,891**	$ 11,533

The prepaid asset, net is reflected in the balance sheets in the following line items:

	2005	2004
	(in thousands)	
Prepaid pension asset	**$ 17,264**	$ 19,158
Employee benefit obligations	**(16,357)**	(15,394)
Other property and investment-other	**2,224**	2,445
Accumulated other comprehensive income	**5,760**	5,324
Prepaid pension, net	**$ 8,891**	$ 11,533

Components of the pension plans' net periodic cost were as follows:

	2005	2004	2003
	(in thousands)		
Service cost	**$ 6,566**	$ 6,153	$ 5,607
Interest cost	**13,089**	12,249	11,965
Expected return on plan assets	**(18,437)**	(18,325)	(18,329)
Recognized net (gain) loss	**526**	865	(1,847)
Net amortization	**937**	(361)	862
Net pension (income) expense	**$ 2,681**	$ 581	$ (1,742)

Future benefit payments reflect expected future service and are estimated based on assumptions used to measure the projected benefit obligation for the pension plans. At December 31, 2005, estimated benefit payments were as follows:

	2005
	(in thousands)
2006	$11,112
2007	11,138
2008	11,288
2009	11,648
2010	11,987
2011 to 2015	$70,609

Postretirement Benefits

Changes during the year in the accumulated benefit obligations and in the fair value of plan assets were as follows:

	Accumulated Benefit Obligations	
	2005	2004
	(in thousands)	
Balance at beginning of year	**$75,435**	$72,186
Service cost	**1,427**	1,330
Interest cost	**4,242**	4,015
Benefits paid	**(3,937)**	(3,364)
Actuarial (gain) loss	**9,315**	1,268
Balance at end of year	**$86,482**	$75,435

	Plan Assets	
	2005	2004
	(in thousands)	
Balance at beginning of year	**$20,183**	$18,185
Actual return on plan assets	**2,462**	1,868
Employer contributions	**4,051**	3,494
Benefits paid	**(3,937)**	(3,364)
Balance at end of year	**$22,759**	$20,183

Postretirement benefits plan assets are managed and invested in accordance with all applicable requirements, including ERISA and the Internal Revenue Code. The Company's investment policy covers a diversified mix of assets, including equity and fixed income securities, real estate, and private equity, as described in the table below. Derivative instruments are used primarily as hedging tools but may also be used to gain efficient exposure to the various asset classes. The Company primarily minimizes the risk of large losses through diversification but also monitors and manages other aspects of risk.

		Plan Assets	
	Target	**2005**	2004
Domestic equity	28%	**31%**	27%
International equity	18	**18**	15
Fixed income	35	**36**	45
Real estate	11	**10**	8
Private equity	8	**5**	5
Total	100%	**100%**	100%

The accrued postretirement costs recognized in the balance sheets were as follows:

	Accrued Costs	
	2005	2004
	(in thousands)	
Funded status	**$(63,723)**	$(55,253)
Unrecognized transition obligation	**2,543**	2,889
Unrecognized prior service cost	**1,398**	1,504
Unrecognized net gain	**26,919**	19,211
Fourth quarter contributions	**902**	779
Accrued liability recognized in the Balance Sheets	**$(31,961)**	$(30,870)

Components of the postretirement plans' net periodic cost were as follows:

	Net Periodic Costs		
	2005	2004	2003
	(in thousands)		
Service cost	**$ 1,427**	$ 1,330	$ 1,149
Interest cost	**4,242**	4,015	3,898
Expected return on Plan assets	**(1,563)**	(1,716)	(1,598)
Transition obligation	**346**	346	346
Prior service cost	**106**	106	106
Recognized net loss	**706**	408	116
Net postretirement cost	**$ 5,264**	$ 4,489	$ 4,017

In the third quarter 2004, the Company prospectively adopted FASB Staff Position (FSP) 106-2, Accounting and Disclosure Requirements related to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Medicare Act). The Medicare Act provides a 28 percent prescription drug subsidy for Medicare eligible retirees. FSP 106-2 requires recognition of the impacts of the Medicare Act in the accumulated postretirement benefit obligation (APBO) and future cost of service for postretirement medical plan. The effect of the subsidy reduced the Company's expenses for the six months ended December 31, 2004 and for the year ended December 31, 2005 by approximately $0.5 million and $1.2 million, respectively, and is expected to have a similar impact on future expenses.

Future benefit payments, including prescription drug benefits, reflect expected future service and are estimated based on assumptions used to measure the accumulated benefit obligation for the postretirement plans. Estimated benefit payments are reduced by drug subsidy receipts expected as a result of the Medicare Act as follows:

	Benefit Payments	Subsidy Receipts	Total
		(in thousands)	
2006	$ 4,092	$ (418)	$ 3,674
2007	4,433	(508)	3,925
2008	4,779	(576)	4,203
2009	5,186	(627)	4,559
2010	5,521	(687)	4,834
2011 to 2015	$31,273	$(4,775)	$26,498

Actuarial Assumptions

The weighted average rates assumed in the actuarial calculations used to determine both the benefit obligations and the net periodic costs for the pension and postretirement benefits plans were as follows:

	2005	2004	2003
Discount	**5.50%**	5.75%	6.00%
Annual salary increase	**3.00**	3.50	3.75
Long-term return on plan assets	**8.50**	8.50	8.50

The Company determined the long-term rate of return based on historical asset class returns and current market conditions, taking into account the diversification benefits of investing in multiple asset classes.

An additional assumption used in measuring the APBO was a weighted average medical care cost trend rate of 10.25 percent for 2005, decreasing gradually to 4.75 percent through the year 2014, and remaining at that level thereafter. An annual increase or decrease in the assumed medical care cost trend rate of one percent would affect the accumulated benefit obligation and the service and interest cost components at December 31, 2005 as follows:

	1 Percent	
	Increase	Decrease
	(in thousands)	
Benefit obligation	**$6,456**	**$5,815**
Service and interest costs	**498**	**392**

Employee Savings Plan

The Company also sponsors a 401(k) defined contribution plan covering substantially all employees. The Company provides a 75 percent matching contribution up to 6 percent of an employee's base salary. Total matching contributions made to the plan for 2005, 2004, and 2003 were $2.9 million, $2.8 million, and $2.7 million, respectively.

3. CONTINGENCIES AND REGULATORY MATTERS

General Litigation Matters

The Company is subject to certain claims and legal actions arising in the ordinary course of business. In addition, the Company's business activities are subject to extensive governmental regulation related to public health and the environment. Litigation over environmental issues and claims of various types, including property damage, personal injury, and citizen enforcement of environmental requirements such as opacity and other air quality standards, has increased generally throughout the United States. In particular, personal injury claims for damages caused by alleged exposure to hazardous materials have become more frequent. The ultimate outcome of such pending or potential litigation against the Company cannot be predicted at this time; however management does not anticipate that the liabilities, if any, arising from such current proceedings would have a material adverse effect on the Company's financial statements.

Environmental Matters

New Source Review Actions

In November 1999, the EPA brought a civil action in the U.S. District Court for the Northern District of Georgia against certain Southern Company subsidiaries, including Alabama Power and Georgia Power alleging that these subsidiaries had violated the New Source Review (NSR) provisions of the Clean Air Act and related state laws at certain coal-fired generating facilities. Through subsequent amendments and other legal procedures, the EPA added Savannah Electric as a defendant to the original action and filed a separate action against Alabama Power in the U.S. District Court for the Northern District of Alabama after it was dismissed from the original action. In these lawsuits, the EPA alleges that NSR violations occurred at eight coal-fired generating facilities operated by Alabama Power, Georgia Power, and Savannah Electric, including three co-owned by the Company. The civil actions request penalties and injunctive relief, including an order requiring the installation of the best available control technology at the affected units. The EPA concurrently issued notices of violation relating to the Company's Plants Watson and Greene County. In early 2000, the EPA filed a motion to amend its complaint to add the allegations in its notices of violation and to add the Company as a defendant. However, in March 2001, the court denied the motion based on lack of jurisdiction and the EPA has not refiled. On June 3, 2005, the U.S. District Court for the Northern District of Alabama issued a decision in favor of Alabama Power on two primary legal issues in the case; however, the decision does not resolve the case, nor does it address other legal issues associated with the EPA's allegations. In accordance with a separate court order, Alabama Power and the EPA are currently participating in mediation with respect to the EPA's claims. The action against Georgia Power and Savannah Electric has been administratively closed since the spring of 2001, and none of the parties has sought to reopen the case.

The Company believes that it complied with applicable laws and the EPA regulations and interpretations in effect at the time the work in question took place. The Clean Air Act authorizes maximum civil penalties of $25,000 to $32,500 per day, per violation at each generating unit, depending on the date of the alleged violation. An adverse outcome in any one of these matters could require substantial capital expenditures that cannot be determined at this time and could possibly require payment of substantial penalties. This could affect future results of operations, cash flows, and financial condition if such costs are not recovered through regulated rates.

Environmental Remediation

In 2003, the Texas Commission on Environmental Quality (TCEQ) designated the Company as a potentially responsible party at a site in Texas. The site was owned by an electric transformer company that handled the Company's transformers as well as those of many other entities. The site owner is now in bankruptcy and the State of Texas has entered into an agreement with the Company and several other utilities to investigate and remediate the site. Amounts expensed during 2003, 2004, and 2005 related to this work were not material. Hundreds of entities have received notices from the TCEQ requesting their participation in the anticipated site remediation. The final outcome of this matter to the Company will depend upon further environmental assessment and the ultimate number of potentially responsible parties and cannot now be determined. The remediation expenses incurred by the Company are expected to be recovered through the Company's ECO Plan.

FERC Matters

Market-Based Rate Authority

The Company has authorization from the FERC to sell power to non-affiliates at market-based prices. The Company also has FERC authority to make short-term opportunity sales at market rates. Specific FERC approval must be obtained with respect to a market-based contract with an affiliate.

In December 2004, the FERC initiated a proceeding to assess Southern Company's generation dominance within its retail service territory. The ability to charge market-based rates in other markets is not an issue in that proceeding. In February 2005, Southern Company submitted responsive information. In February 2006, the FERC suspended the proceeding to allow the parties to conduct settlement discussions. Any new market-based rate transactions in the Southern Company retail service territory entered into after February 27, 2005 are subject to refund to the level of the default cost-based rates, pending the outcome of the proceeding. The impact of such sales to the Company through December 31, 2005 is not expected to exceed $5.7 million. The refund period covers 15 months. In the event that the FERC's default mitigation measures for entities that are found to have market power are ultimately applied, the Company may be required to charge cost-based rates for certain wholesale sales in the Southern Company retail service territory, which may be lower than negotiated market-based rates. The final outcome of this matter will depend on the form in which the final methodology for assessing generation market power and mitigation rules may be ultimately adopted and cannot be determined at this time.

In addition, in May 2005, the FERC started an investigation to determine whether Southern Company satisfies the other three parts of the FERC's market-based rate analysis: transmission market power, barriers to entry, and affiliate abuse or reciprocal dealing. The FERC established a new refund period related to this expanded investigation. Any and all new market-based rate transactions both inside and outside Southern Company's retail service territory involving any Southern Company subsidiary, including the Company, will be subject to refund to the extent the FERC orders lower rates as a result of this new investigation, with the 15-month refund period beginning July 19, 2005. The impact of such sales to the Company through December 31, 2005 is not expected to exceed $7.4 million, of which $4.4 million relates to sales inside the service territory as discussed above. The FERC also directed that this expanded proceeding be held in abeyance pending the outcome of the proceeding on the IIC discussed below.

The Company believes that there is no meritorious basis for this proceeding and is vigorously defending itself in this matter. However, the final outcome of this matter, including any remedies to be applied in the event of an adverse ruling in this proceeding, cannot now be determined.

Intercompany Interchange Contract

The Company's generation fleet in its retail service territory is operated under the IIC, as approved by the FERC. In May 2005, the FERC initiated a new proceeding to examine (1) the provisions of the IIC among Alabama Power, Georgia Power, Gulf Power, the Company, Savannah Electric, Southern Power, and SCS, as agent, under the terms of which the power pool of Southern Company is operated and, in particular, the propriety of the continued inclusion of Southern Power as a party to the IIC, (2) whether any parties to the IIC have violated the FERC's standards of conduct applicable to utility companies that are transmission providers, and (3) whether Southern Company's code of conduct defining Southern Power as a "system company" rather than a "marketing affiliate" is just and reasonable. In connection with the formation of Southern Power, the FERC authorized Southern Power's inclusion in the IIC in 2000. The FERC also previously approved Southern Company's code of conduct. The FERC order directs that the administrative law judge who presided over a proceeding involving approval of PPAs between Southern Power and Georgia Power and Savannah Electric be assigned to preside over the hearing in this proceeding and that the testimony and exhibits presented in that proceeding be preserved to the extent appropriate. Hearings are scheduled for September 2006. Effective July 19, 2005, revenues from transactions under the IIC involving any Southern Company subsidiary, including the Company, are subject to refund to the extent the FERC orders any changes to the IIC.

The Company believes that there is no meritorious basis for this proceeding and is vigorously defending itself in this matter. However, the final outcome of this matter, including any remedies to be applied in the event of an adverse ruling in this proceeding, cannot now be determined.

Generation Interconnection Agreements

In July 2003, the FERC issued its final rule on the standardization of generation interconnection agreements and procedures (Order 2003). Order 2003 shifts much of the financial burden of new transmission investment from the generator to the transmission provider. The FERC has indicated that Order 2003, which was effective January 20, 2004, is to be applied prospectively to interconnection agreements. The impact of Order 2003 and its subsequent rehearings on the Company and the final results of these matters cannot be determined at this time.

Right of Way Litigation

Southern Company and certain of its subsidiaries, including the Company, Georgia Power, Gulf Power, and Southern Telecom, have been named as defendants in numerous lawsuits brought by landowners since 2001. The plaintiffs' lawsuits claim that defendants may not use, or sublease to third parties, some or all of the fiber optic communications lines on the rights of way that cross the plaintiffs' properties and that such actions exceed the easements or other property rights held by defendants.

To date, the Company has entered into agreements with plaintiffs in approximately 90 percent of the actions pending against the Company to clarify the Company's easement rights in the State of Mississippi. These agreements have been approved by the Circuit Courts of Harrison County and Jasper County, Mississippi (First Judicial Circuit) and dismissals of the related cases are in progress. These agreements have not had any material impact on the Company's financial statements.

In addition, in late 2001, certain subsidiaries of Southern Company, including Alabama Power, Georgia Power, Gulf Power, the Company, Savannah Electric, and Southern Telecom, were named as defendants in a lawsuit brought by a telecommunications company that uses certain of the defendants' rights of way. This lawsuit alleges, among other things, that the defendants are contractually obligated to indemnify, defend, and hold harmless the telecommunications company from any liability that may be assessed against it in pending and future right of way litigation. The Company believes that the plaintiff's claims are without merit. In the fall of 2004, the trial court stayed the case until resolution of the underlying landowner litigation discussed above. In January 2005, the Georgia Court of Appeals dismissed the telecommunications company's appeal of the trial court's order for lack of jurisdiction. An adverse outcome in this matter, combined with an adverse outcome against the telecommunications company in one or more of the right of way lawsuits, could result in substantial judgments; however, the final outcome of these matters cannot now be determined.

Retail Regulatory Matters

Performance Evaluation Plan

The Company's retail base rates are set under Performance Evaluation Plan (PEP), a rate plan approved by the Mississippi PSC. PEP was designed with the objective that PEP would reduce the impact of rate changes on the customer and provide incentives for the Company to keep customer prices low and customer satisfaction and reliability high. PEP is a mechanism for rate adjustments based on three indicators: price, customer satisfaction, and service reliability.

In May 2004, the Mississippi PSC approved the Company's request to modify certain portions of its PEP and to reclassify, to jurisdictional cost of service the 266 megawatts of Plant Daniel Units 3 and 4 capacity, effective January 1, 2004. The Mississippi PSC authorized the Company to include the related costs and revenue credits in jurisdictional rate base, cost of service, and revenue requirement calculations for purposes of retail rate recovery. The Company is amortizing the regulatory liability established pursuant to the Mississippi PSC's interim December 2003 accounting order, as approved in the May 2004 order, to earnings as follows: $16.5 million in 2004, $25.1 million in 2005, $13.0 million in 2006, and $5.7 million in 2007, resulting in increases to earnings in each of those years.

In addition, the Mississippi PSC also approved the Company's requested changes to PEP, including the use of a forward-looking test year, with appropriate oversight; annual, rather than semi-annual, filings; and certain changes to the performance indicator mechanisms. Rate changes will be limited to four percent of retail revenues annually under the revised PEP. The Mississippi PSC will review all aspects of PEP in 2007. PEP will remain in effect until the Mississippi PSC modifies, suspends, or terminates the plan.

In December 2005, the Company submitted its annual PEP filing to the Mississippi PSC. Ordinarily, PEP limits annual rate increases to 4 percent; however, the Company has requested that the Mississippi PSC approve a temporary change to allow them to exceed this cap as a result of the ongoing effects of Hurricane Katrina. The Company has requested a 5 percent increase in total retail revenues or $32 million retail base revenue increase to become effective in April 2006 if approved. Hearings are scheduled for March 2, 2006. The final outcome of this matter cannot now be determined.

Environmental Compliance Overview Plan

The Company's Environmental Compliance Overview (ECO) Plan establishes procedures to facilitate the Mississippi PSC's overview of the Company's environmental strategy and provides for recovery of costs (including cost of capital) associated with environmental projects approved by the Mississippi PSC. Under the ECO Plan, any increase in the annual revenue requirement is limited to two percent of retail revenues. However, the ECO Plan also provides for carryover of any amount over the two percent limit into the next year's revenue requirement. The Company conducts studies, when possible, to determine the extent of any required environmental remediation. Should such remediation be determined to be probable, reasonable estimates of costs to clean up such sites are developed and recognized in the financial statements. In accordance with the Mississippi PSC order, the Company recovers such costs under the ECO Plan as they are incurred. The Company's 2005 ECO Plan filing was approved, as filed, by the Mississippi PSC on April 18, 2005 and resulted in a slight increase in rates effective May 2005.

Storm Damage Cost Recovery

The Company maintains a reserve to cover the cost of damages from major storms to its transmission and distribution lines and the cost of uninsured damages to its generation facilities and other property. The Company's current annual accrual to the provision for property damage, as approved by the Mississippi PSC, is $1.5 million to $4.6 million.

In August 2005, Hurricane Katrina hit the Gulf Coast of the United States and caused significant damage within the Company's service area. The Company sustained significant damage to its distribution and transmission facilities. The Company's Plant Watson was also damaged. Plant Watson has six generating units, including three gas-fire units totaling 262 megawatts (MW), two coal-fired units totaling 750 MW, and a 40 MW gas turbine. Both of the coal-fired units at the plant have been returned to service. The gas units operate primarily to serve summer peak loads. Repairs to the gas units are expected to be completed by June 1, 2006.

Prior to Hurricane Katrina, the Company had a balance of approximately $3 million in its property reserve. Incremental Hurricane Katrina restoration costs are currently estimated to total approximately $277 million, net of approximately $68 million of insurance proceeds. Restoration efforts following Hurricane Katrina are ongoing for approximately 19,200 of the Company's customers who remain unable to receive power, as well as to make permanent improvements in areas where temporary emergency repairs were necessary. In addition, business and governmental authorities are still reviewing redevelopment plans for portions of the most severely damaged areas along the Mississippi shoreline. The ultimate impact of redevelopment plans in these areas on the cost estimates cannot now be determined.

The Mississippi PSC issued an Interim Accounting Order on October 21, 2005, requiring the Company to recognize a regulatory asset in an amount equal to the retail portion of the recorded Hurricane Katrina restoration costs, including both operation and maintenance expenditures and capital related expenditures. Total Hurricane Katrina costs incurred through December 31, 2005 include approximately $132.6 million of operations and maintenance expenditures and approximately $148.8 million of capital-related expenditures. The cash portions are included in the Statement of Cash Flow under Hurricane Katrina Accounts Payable, Property Additions, and Cost of Removal, net of Salvage and totaled approximately $82.1 million, $81.7 million, and $18.4 million, respectively. On December 7, 2005 the Company filed with the Mississippi PSC a detailed review of all Hurricane Katrina restoration costs as required in the Interim Accounting Order. The Company is currently working with the Mississippi PSC to establish a method to recover all such prudently incurred costs upon resolution of uncertainties related to proposed state legislation to allow securitized financing and federal grant assistance.

4. JOINT OWNERSHIP AGREEMENTS

The Company and Alabama Power own, as tenants in common, Units 1 and 2 with a total capacity of 500 megawatts at Greene County Steam Plant, which is located in Alabama and operated by Alabama Power.

Additionally, the Company and Gulf Power, own as tenants in common, Units 1 and 2 with a total capacity of 1,000 MW at Plant Daniel, which is located in Mississippi and operated by the Company.

At December 31, 2005, the Company's percentage ownership and investment in these jointly owned facilities were as follows:

Generating Plant	Percent Ownership	Gross Investment	Accumulated Depreciation
		(in thousands)	
Greene County Units 1 and 2	40%	$ 73,722	$ 40,172
Daniel Units 1 and 2	50%	$255,712	$129,510

The Company's proportionate share of plant operating expenses is included in the statements of income.

5. INCOME TAXES

Southern Company and its subsidiaries file a consolidated federal income tax return and combined income tax returns for the State of Alabama and the State of Mississippi. Under a joint consolidated income tax allocation agreement, each subsidiary's current and deferred tax expense is computed on a stand-alone basis and no subsidiary is allocated more expense than would be paid if they filed a separate income tax return. In accordance with Internal Revenue Service regulations, each company is jointly and severally liable for the tax liability.

At December 31, 2005, the tax-related regulatory assets and liabilities were $10.4 million and $20.6 million, respectively. These assets are attributable to tax benefits flowed through to customers in prior years and to taxes applicable to capitalized interest. These liabilities are attributable to deferred taxes previously recognized at rates higher than current enacted tax law and to unamortized investment tax credits.

Details of the federal and state income tax provisions are shown below:

	2005	2004	2003
	(in thousands)		
Federal --			
Current	**$(61,933)**	$ 3,700	$46,116
Deferred	**102,659**	40,350	(6,166)
	40,726	44,050	39,950
State --			
Current	**(10,009)**	2,542	7,761
Deferred	**15,657**	4,074	(2,396)
	5,648	6,616	5,365
Total	**$ 46,374**	$50,666	$45,315

The tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective tax bases, which give rise to deferred tax assets and liabilities, are as follows:

	2005	2004
	(in thousands)	
Deferred tax liabilities:		
Accelerated depreciation	**$269,188**	$224,353
Basis differences	**8,630**	14,092
Fuel clause under recovered	**41,627**	8,696
Other	**59,883**	22,382
Total	**379,328**	269,523
Deferred tax assets:		
Federal effect of state deferred taxes	**13,642**	7,639
Other property basis differences	**9,244**	9,762
Pension and other benefits	**13,473**	12,756
Property insurance	**3,618**	4,108
Unbilled fuel	**7,660**	6,225
Other comprehensive loss	**2,441**	2,322
Other	**44,961**	62,651
Total	**95,039**	105,463
Total deferred tax liabilities, net	**284,289**	164,060
Portion included in prepaid (accrued) income taxes, net	**(17,660)**	3,285
Accumulated deferred income taxes in the balance sheets	**$266,629**	$167,345

In accordance with regulatory requirements, deferred investment tax credits are amortized over the lives of the related property with such amortization normally applied as a credit to reduce depreciation in the statements of income. Credits amortized in this manner amounted to $1.2 million in each year presented. At December 31, 2005, all investment tax credits available to reduce federal income taxes payable had been utilized.

The provision for income taxes differs from the amount of income taxes determined by applying the applicable U.S. federal statutory rate to earnings before income taxes and preferred dividends as a result of the following:

	2005	2004	2003
Federal statutory rate	**35.0%**	35.0%	35.0%
State income tax, net of federal deduction	**3.0**	3.3	2.9
Non-deductible book Depreciation	**0.5**	0.4	0.4
Other	**(0.5)**	(0.1)	(0.8)
Effective income tax rate	**38.0%**	38.6%	37.5%

6. FINANCING

Mandatorily Redeemable Preferred Securities/ Long-Term Debt Payable to Affiliated Trust

The Company has formed a wholly-owned trust subsidiary for the purpose of issuing preferred securities. The proceeds of the related equity investment and preferred security sale were loaned back to the Company through the issuance of junior subordinated notes totaling $36 million, which constitute substantially all assets of the trust and are reflected in the balance sheets as Long-term Debt Payable to Affiliated Trust (including Securities Due Within One Year). The Company considers that the mechanisms and obligations relating to the preferred securities issued for its benefit, taken together, constitute a full and unconditional guarantee by it of the trust's payment obligations with respect to these securities. At December 31, 2005, preferred securities of $35 million were outstanding. See Note 1 under "Variable Interest Entities" for additional information on the accounting treatment for the trust and the related securities.

Pollution Control Bonds

Pollution control obligations represent loans to the Company from public authorities of funds derived from sales by such authorities of revenue bonds issued to finance pollution control facilities. The Company is required to make payments sufficient for authorities to meet principal and interest requirements of such bonds. The amount of tax-exempt pollution control revenue bonds outstanding at December 31, 2005 was $82.7 million.

Assets Subject to Lien

In June 2005, the Company's first mortgage bond indenture was defeased. In December 2005, the remaining outstanding first mortgage bonds were retired by the first mortgage bond trustee. As a result, there are no longer any liens on the Company's property and the Company no longer has to comply with the covenants and restrictions of the first mortgage bond indenture.

Bank Credit Arrangements

At the beginning of 2006, the Company had total committed credit agreements with banks for approximately $326 million, and $276 million remained unused. Of the total, $101 million expires in 2006 and $225 million in 2008. The Company expects to renew its credit facilities, as needed, prior to expiration. Some of the 2006 agreements allow short-term borrowings to be converted into term loans.

In connection with these credit arrangements, the Company agrees to pay commitment fees based on the unused portions of the commitments or to maintain compensating balances with the banks. Commitment fees are 1/8 of 1 percent or less for the Company. Compensating balances are not legally restricted from withdrawal.

This $276 million in unused credit arrangements provides required liquidity support to the Company's borrowings through a commercial paper program. At December 31, 2005, the Company had $152 million outstanding in commercial notes. The credit arrangements also provide support to the Company's variable daily rate tax-exempt pollution control bonds totaling $40 million.

During 2005, the peak amount outstanding for short-term debt was $154 million and the average amount outstanding was $42 million. The average annual interest rate on short-term debt was 3.85 percent in 2005.

Financial Instruments

The Company also enters into energy-related derivatives to hedge exposures to electricity, gas, and other fuel price changes. However, due to cost-based rate regulations, the Company has limited exposure to market volatility in commodity fuel prices and prices of electricity. The Company has implemented fuel-hedging programs with the approval of the Mississippi PSC. The Company enters into hedges of forward electricity sales. There was no material ineffectiveness recorded in earnings in 2005, 2004, or 2003.

In addition, at the instruction of the Mississippi PSC, the Company has implemented a fuel-hedging program. At December 31, 2005, exposure from these activities was not material to the Company's financial statements.

At December 31, 2005, the fair value of derivative energy contracts was reflected in the financial statements as follows:

	Amounts (in thousands)
Regulatory liabilities, net	**$27,463**
Other comprehensive income	**(342)**
Net income	**(15)**
Total fair value	**$27,106**

The fair value gains or losses for cash flow hedges are recorded as regulatory assets and liabilities if they are recoverable through the regulatory clauses, otherwise they are recorded in other comprehensive income, and are recognized in earnings at the same time the hedged items affect earnings. For the year 2006, approximately $0.3 million of pre-tax losses are expected to be reclassified from other comprehensive income to fuel expense. The Company has energy-related hedges in place up to and including 2008.

7. COMMITMENTS

Construction Program

The Company is engaged in continuous construction programs, currently estimated to total $126 million in 2006, of which $30 million is related to Hurricane Katrina restoration, $112 million in 2007, and $139 million in 2008. The construction program is subject to periodic review and revision, and actual construction costs may vary from the above estimates because of numerous factors. These factors include changes in business conditions; acquisition of additional generation assets; revised load growth estimates; changes in environmental regulations; changes in FERC rules and transmission regulations; increasing costs of labor, equipment and materials; and cost of capital. At December 31, 2005, significant purchase commitments were outstanding in connection with the construction program. The Company has no generating plants under construction. Capital improvements to generating, transmission, and distribution facilities, including those to meet environmental standards, will continue.

Long-Term Service Agreements

The Company has entered into a Long-Term Service Agreement (LTSA) with General Electric (GE) for the purpose of securing maintenance support for the leased combined cycle units at Plant Daniel. The LTSA provides that GE will perform all planned inspections on the covered equipment, which includes the cost of all labor and materials. GE is also obligated to cover the costs of unplanned maintenance on the covered equipment subject to a limit specified in the contract.

In general, the LTSA is in effect through two major inspection cycles of the units. Scheduled payments to GE are made monthly based on estimated operating hours of the units and are recognized as expense based on actual hours of operation. The Company has recognized $7.9 million, $9.0 million, and $6.0 million for 2005, 2004, and 2003, respectively, which is included in maintenance expense in the statements of income. Remaining payments to GE under this agreement are currently estimated to total $152 million over the next 12 years. However, the LTSA contains various cancellation provisions at the option of the Company.

The Company also has entered into a LTSA with ABB Power Generation Inc. (ABB) for the purpose of securing maintenance support for its Chevron Unit 5 combustion turbine plant. In summary, the LTSA stipulates that ABB will perform all planned maintenance on the covered equipment, which includes the cost of all labor and materials. ABB is also obligated to cover the costs of unplanned maintenance on the covered equipment subject to a limit specified in the contract.

In general, this LTSA is in effect through two major inspection cycles. Scheduled payments to ABB are made at various intervals based on actual operating hours of the unit. Payments to ABB under this agreement are currently estimated to total $3.0 million over the remaining term of the agreement, which is approximately fifteen months. However, the LTSA contains various cancellation provisions at the option of the Company. Payments made to ABB prior to the performance of any planned maintenance are recorded as a prepayment in the balance sheets. Inspection costs are capitalized or charged to expense based on the nature of the work performed.

Fuel Commitments

To supply a portion of the fuel requirements of the generating plants, the Company has entered into various long-term commitments for the procurement of fuel. In most cases, these contracts contain provisions for price escalations, minimum purchase levels, and other financial commitments. Coal commitments include forward contract purchases for sulfur dioxide emission allowances. Natural gas purchase commitments contain given volumes with prices based on various indices at the time of delivery. Amounts included in the chart below represent estimates based on New York Mercantile Exchange future prices at December 31, 2005. Total estimated minimum long-term obligations at December 31, 2005 were as follows:

Year	Natural Gas	Coal
	(in thousands)	
2006	$168,311	$184,342
2007	86,978	64,138
2008	50,831	18,552
2009	5,938	-
2010	5,938	-
2011 and thereafter	42,269	-
Total commitments	$360,265	$267,032

Additional commitments for fuel will be required to supply the Company's future needs.

SCS may enter into various types of wholesale energy and natural gas contracts acting as an agent for the Company and the other retail operating companies, Southern Power, and Southern Company Gas. Under these agreements, each of the retail operating companies, Southern Power, and Southern Company Gas may be jointly and severally liable. The creditworthiness of Southern Power and Southern Company Gas is currently inferior to the creditworthiness of the retail operating companies. Accordingly, Southern Company has entered into keep-well agreements with the Company and each of the other retail operating companies to insure they will not subsidize or be responsible for any costs, losses, liabilities, or damages resulting from the inclusion of Southern Power or Southern Company Gas as a contracting party under these agreements.

Operating Leases

Railcar Leases

The Company and Gulf Power have jointly entered into operating lease agreements for the use of 745 aluminum railcars. The Company has the option to purchase the railcars at the greater of lease termination value or fair market value, or to renew the leases at the end of the lease term. The Company also has multiple operating lease agreements for the use of an additional 120 aluminum railcars that do not contain a purchase option. All of these leases are for the transport of coal to Plant Daniel.

The Company's share (50 percent) of the leases, charged to fuel stock and recovered through the fuel cost recovery clause, was $3.0 million in 2005 and $1.9 million in 2004 and 2003. The Company's annual lease payments for 2006 through 2010 will average approximately $3.2 million and after 2011, lease payments total in aggregate approximately $4.2 million.

In addition to railcar leases, the Company has other operating leases for fuel handling equipment at Plants Daniel and Watson. The Company's share (50 percent at Plant Daniel and 100 percent at Plant Watson) of these leases was charged to fuel handling expense in the amount of $611,000 in 2005. The Company's annual lease payments for 2006 through 2010 will average approximately $693,000 and after 2011, lease payments total in aggregate approximately $52,000.

Plant Daniel Combined Cycle Generating Units

In May 2001, the Company began the initial 10-year term of the lease agreement for a 1,064 megawatt natural gas combined cycle generating facility built at Plant Daniel (Facility). The Company entered into this transaction during a period when retail access was under review by the Mississippi PSC. The lease arrangement provided a lower cost alternative to its cost based rate regulated customers than a traditional rate base asset. See Note 3 under "Retail Regulatory Matters – Performance Evaluation Plan" for a description of the Company's formula rate plan.

In 2003, the Facility was acquired by Juniper Capital L.P. (Juniper), whose partners are unaffiliated with the Company. Simultaneously, Juniper entered into a restructured lease agreement with the Company. Juniper has also entered into leases with other parties unrelated to the Company. The assets leased by the Company comprise less than 50 percent of Juniper's assets. The Company is not required to consolidate the leased assets and related liabilities, and the lease with Juniper is considered an operating lease. The lease agreement is treated as an operating lease for accounting purposes, as well as for both retail and wholesale rate recovery purposes. For income tax purposes, the Company retains tax ownership. The initial lease term ends in 2011 and the lease includes a purchase and renewal option based on the cost of the Facility at the inception of the lease, which was $370 million. The Company is required to amortize approximately four percent of the initial acquisition cost over the initial lease term. Eighteen months prior to the end of the initial lease, the Company may elect to renew for 10 years. If the lease is renewed, the agreement calls for the Company to amortize an additional 17 percent of the initial completion cost over the renewal period. Upon termination of the lease, at the Company's option, it may either exercise its purchase option or the Facility can be sold to a third party.

The lease provides for a residual value guarantee, approximately 73 percent of the acquisition cost, by the Company that is due upon termination of the lease in the event that the Company does not renew the lease or purchase the Facility and that the fair market value is less than the unamortized cost of the Facility. A liability of approximately $11 million and $13 million for the fair market value of this residual value guarantee is included in the balance sheets at December 31, 2005 and 2004, respectively. In 2003, approximately $11 million in lease termination costs and were included in other operation expense. Lease expenses were $27 million, $27 million, and $26 million in 2005, 2004, and 2003, respectively.

The Company estimates that its annual amount of future minimum operating lease payments under this arrangement, exclusive of any payment related to the residual value guarantee, as of December 31, 2005, are as follows:

Year	Lease Payments
	(in thousands)
2006	$ 28,824
2007	28,718
2008	28,616
2009	28,504
2010	28,398
2011 and thereafter	28,291
Total commitments	$171,351

8. STOCK OPTION PLAN

Southern Company provides non-qualified stock options to a large segment of the Company's employees ranging from line management to executives. As of December 31, 2005, 275 current and former employees of the Company participated in the stock option plan. The maximum number of shares of Southern Company common stock that may be issued under this plan may not exceed 55 million. The prices of options granted to date have been at the fair market value of the shares on the dates of grant. Options granted to date become exercisable pro rata over a maximum period of three years from the date of grant. Options outstanding will expire no later than 10 years after the date of grant, unless terminated earlier by the Southern Company Board of Directors in accordance with the stock option plan. Activity from 2003 to 2005 for the options granted to the Company's employees under the stock option plan is summarized below:

	Shares Subject to Option	Average Option Price per Share
Balance at December 31, 2002	1,484,009	$19.86
Options granted	336,450	27.98
Options canceled	(2,882)	24.64
Options exercised	(269,753)	16.35
Balance at December 31, 2003	1,547,824	22.23
Options granted	309,043	29.50
Options canceled	(1,395)	19.87
Options exercised	(260,061)	17.00
Balance at December 31, 2004	1,595,411	24.49
Options granted	272,813	32.71
Options canceled	(1,314)	29.81
Options exercised	(422,472)	21.67
Balance at December 31, 2005	**1,444,438**	**$26.86**

Options exercisable:	
At December 31, 2003	794,374
At December 31, 2004	1,019,627
At December 31, 2005	**920,511**

The following table summarizes information about options outstanding at December 31, 2005:

	Dollar Price Range of Options		
	13-21	21-28	28-35
Outstanding:			
Shares (in thousands)	191	679	575
Average remaining life (in years)	4.1	5.5	8.2
Average exercise price	$17.67	$25.93	$31.02
Exercisable:			
Shares (in thousands)	191	594	136
Average exercise price	$17.67	$25.64	$29.66

9. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial data for 2005 and 2004 are as follows:

Quarter Ended	Operating Revenues	Operating Income	Net Income After Dividends On Preferred Stock
		(in thousands)	
March 2005	**$215,210**	**$31,902**	**$16,947**
June 2005	**248,576**	**43,061**	**25,632**
September 2005	**277,907**	**51,975**	**28,244**
December 2005	**228,040**	**7,502**	**2,985**
March 2004	$209,728	$31,600	$17,319
June 2004	232,785	43,290	21,891
September 2004	258,564	61,744	35,581
December 2004	209,249	9,607	2,010

The Company's business is influenced by seasonal weather conditions.

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SELECTED FINANCIAL AND OPERATING DATA 2001-2005

Mississippi Power Company 2005 Annual Report

	2005	2004	2003	2002	2001
Operating Revenues (in thousands)	**$969,733**	$910,326	$869,924	$824,165	$796,065
Net Income after Dividends on Preferred Stock (in thousands)	**$73,808**	$76,801	$73,499	$73,013	$63,887
Cash Dividends on Common Stock (in thousands)	**$62,000**	$66,200	$66,000	$63,500	$50,200
Return on Average Common Equity (percent)	**13.33**	14.24	13.99	14.46	14.25
Total Assets (in thousands)	**$1,981,269**	$1,479,113	$1,511,174	$1,482,040	$1,411,050
Gross Property Additions (in thousands)	**$158,084**	$70,063	$69,345	$67,460	$61,193
Capitalization (in thousands):					
Common stock equity	**$561,160**	$545,837	$532,489	$517,953	$491,680
Preferred stock	**32,780**	32,780	31,809	31,809	31,809
Mandatorily redeemable preferred securities	**-**	-	35,000	35,000	35,000
Long-term debt payable to affiliated trust	**36,082**	36,082	-	-	-
Long-term debt	**242,548**	242,498	202,488	243,715	233,753
Total (excluding amounts due within one year)	**$872,570**	$857,197	$801,786	$828,477	$792,242
Capitalization Ratios (percent):					
Common stock equity	**64.3**	63.7	66.4	62.5	62.1
Preferred stock	**3.8**	3.8	4.0	3.8	4.0
Mandatorily redeemable preferred securities	**-**	-	4.4	4.2	4.4
Long-term debt payable to affiliated trust	**4.1**	4.2	-	-	-
Long-term debt	**27.8**	28.3	25.2	29.5	29.5
Total (excluding amounts due within one year)	**100.0**	100.0	100.0	100.0	100.0
Security Ratings:					
First Mortgage Bonds -					
Moody's	-	Aa3	Aa3	Aa3	Aa3
Standard and Poor's	-	A+	A+	A+	A+
Fitch	-	AA	AA-	AA-	AA-
Preferred Stock -					
Moody's	**A3**	A3	A3	A3	A3
Standard and Poor's	**BBB+**	BBB+	BBB+	BBB+	BBB+
Fitch	**A+**	A+	A	A	A
Unsecured Long-Term Debt -					
Moody's	**A1**	A1	A1	A1	A1
Standard and Poor's	**A**	A	A	A	A
Fitch	**AA-**	AA-	A+	A+	A+
Customers (year-end):					
Residential	**142,077**	160,189	159,582	158,873	158,852
Commercial	**30,895**	33,646	33,135	32,713	32,538
Industrial	**512**	522	520	489	498
Other	**176**	183	171	171	173
Total	**173,660**	194,540	193,408	192,246	192,061
Employees (year-end)	**1,254**	1,283	1,290	1,301	1,31[illegible]

SELECTED FINANCIAL AND OPERATING DATA 2001-2005 (continued)
Mississippi Power Company 2005 Annual Report

	2005	2004	2003	2002	2001
Operating Revenues (in thousands):					
Residential	**$209,546**	$199,242	$180,978	$186,522	$164,716
Commercial	**213,093**	199,127	175,416	181,224	163,253
Industrial	**190,720**	180,516	154,825	164,042	156,525
Other	**5,501**	5,428	5,082	5,039	4,659
Total retail	**618,860**	584,313	516,301	536,827	489,153
Sales for resale - non-affiliates	**283,413**	265,863	249,986	224,275	204,623
Sales for resale - affiliates	**50,460**	44,371	26,723	46,314	85,652
Total revenues from sales of electricity	**952,733**	894,547	793,010	807,416	779,428
Other revenues	**17,000**	15,779	76,914	16,749	16,637
Total	**$969,733**	$910,326	$869,924	$824,165	$796,065
Kilowatt-Hour Sales (in thousands):					
Residential	**2,179,756**	2,297,110	2,255,445	2,300,017	2,162,623
Commercial	**2,725,274**	2,969,829	2,914,133	2,902,291	2,840,840
Industrial	**3,798,477**	4,235,290	4,111,199	4,161,902	4,275,781
Other	**37,905**	40,229	39,890	39,635	41,009
Total retail	**8,741,412**	9,542,458	9,320,667	9,403,845	9,320,253
Sales for resale - non-affiliates	**4,811,250**	6,027,666	5,874,724	5,380,145	5,011,212
Sales for resale - affiliates	**896,361**	1,053,471	709,065	1,586,968	2,952,455
Total	**14,449,023**	16,623,595	15,904,456	16,370,958	17,283,920
Average Revenue Per Kilowatt-Hour (cents):					
Residential	**9.61**	8.67	8.02	8.11	7.62
Commercial	**7.82**	6.70	6.02	6.24	5.75
Industrial	**5.02**	4.26	3.77	3.94	3.66
Total retail	**7.08**	6.12	5.54	5.71	5.25
Sales for resale	**5.85**	4.38	4.20	3.88	3.64
Total sales	**6.59**	5.38	4.99	4.93	4.51
Residential Average Annual Kilowatt-Hour Use Per Customer	**14,111**	14,357	14,161	14,453	13,634
Residential Average Annual Revenue Per Customer	**$1,367**	$1,245	$1,136	$1,172	$1,038
Plant Nameplate Capacity Ratings (year-end) (megawatts)	**3,156**	3,156	3,156	3,156	3,156
Maximum Peak-Hour Demand (megawatts):					
Winter	**2,178**	2,173	2,458	2,311	2,249
Summer	**2,493**	2,427	2,330	2,492	2,466
Annual Load Factor (percent)	**56.6**	62.4	60.5	61.8	60.7
Plant Availability Fossil-Steam (percent)	**82.8**	91.4	92.6	91.7	92.8
Source of Energy Supply (percent):					
Coal	**58.1**	55.7	57.7	50.8	52.0
Oil and gas	**24.4**	25.5	19.9	37.7	35.9
Purchased power -					
From non-affiliates	**5.1**	6.4	3.5	3.1	3.1
From affiliates	**12.4**	12.4	18.9	8.4	9.0
Total	**100.0**	100.0	100.0	100.0	100.0

DIRECTORS AND OFFICERS
Mississippi Power Company 2005 Annual Report

Directors

Tommy E. Dulaney
President and Chief Executive Officer
Structural Steel Services, Inc.
Meridian, Mississippi. Elected 2001

Warren A. Hood, Jr.
Chairman and Chief Executive Officer
Hood Companies, Inc.
Hattiesburg, Mississippi. Elected 2004

Robert C. Khayat
Chancellor
University of Mississippi
University, Mississippi. Elected 2002

Aubrey B. Patterson, Jr. (1)
Chairman and Chief Executive Officer
BancorpSouth, Inc.
Tupelo, Mississippi. Elected 2005

George A. Schloegel
President and Chief Executive Officer
Hancock Bank of Mississippi, Louisiana and Florida. Elected 1995

Philip J. Terrell, Ph.D.
Retired Superintendent
Pass Christian Public School District
Pass Christian, Mississippi. Elected 1995

Anthony J. Topazi
President and Chief Executive Officer
Mississippi Power Company
Gulfport, Mississippi. Elected 2003

N. Eugene Warr (2)
Retailer
The Village Drummer
Gulfport, Mississippi. Elected 1986

Officers

Anthony J. Topazi
President and Chief Executive Officer
36 years of service

John W. Atherton
Vice President
External Affairs
20 years of service

Robert A. Bell (3)
Vice President
32 years of service

Kimberly D. Flowers
Vice President and
Senior Production Officer
21 years of service

Donald R. Horsley (4)
Vice President
Customer Services and Retail Marketing
27 years of service

Bobby J. Kerley (5)
Vice President
Customer Services and Retail Marketing
32 years of service

Ellen N. Lindemann (6)
Vice President
27 years of service

Frances V. Turnage
Vice President, Treasurer and
Chief Financial Officer
25 years of service

Moses H. Feagin
Comptroller
18 years of service

Vicki L. Pierce
Corporate Secretary and Assistant Treasurer
25 years of service

E. Wayne Boston
Assistant Secretary and Assistant Treasurer
35 years of service

(1) Effective August 22, 2005.
(2) Retired effective July 1, 2005.
(3) Effective February 22, 2006.
(4) Effective April 1, 2006.
(5) Resigned effective March 31, 2006.
(6) Resigned effective February 1, 2006.

General
This annual report is submitted for general information. It is not intended for use in connection with any sale or purchase of, or any solicitation of offers to buy or sell, securities.

Profile
The Company produces and delivers electricity as an integrated utility to both retail and wholesale customers within the State of Mississippi. The Company sells electricity to some 174,000 customers within its service area of more than 11,000 square miles in southeast Mississippi. In 2005, retail energy sales accounted for 60.5 percent of the Company's total sales of 14.4 billion kilowatt-hours.

The Company is a wholly owned subsidiary of The Southern Company, which is the parent company of five retail operating companies and a wholesale generation subsidiary, as well as other direct and indirect subsidiaries. There is no established public trading market for the Company's common stock.

Registrar, Transfer Agent and Dividend Paying Agent
All series of Preferred Stock
Southern Company Services, Inc.
Stockholder Services
P.O. Box 54250
Atlanta, Georgia 30308-0250
(800) 554-7626

Trustee, Registrar and Interest Paying Agent
All series of Senior Notes
Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 474-8000

Number of Preferred Shareholders of record as of December 31, 2005, was 245.

Form 10-K
A copy of Form 10-K as filed with the Securities and Exchange Commission will be provided upon written request to the office of the Corporate Secretary.

Corporate Office
Mississippi Power Company
2992 West Beach Boulevard
Gulfport, Mississippi 39501
(228) 864-1211

Auditors
Deloitte & Touche LLP
Suite 1500
191 Peachtree Street, N.E.
Atlanta, Georgia 30303-1924

Legal Counsel
Balch & Bingham LLP
P.O. Box 130
Gulfport, Mississippi 39502